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Filed Pursuant to Rule 424(b)(5)
Registration No. 333-106147

PROSPECTUS SUPPLEMENT
(To Prospectus Dated August 13, 2003)

8,700,000 Shares of Class A Common Stock

        All of the shares of Class A common stock, $.001 par value, of Amphenol Corporation offered hereby are being sold by certain of its stockholders. See "Selling Stockholders." Amphenol Corporation will not receive any of the proceeds from this offering.

        Amphenol's Class A common stock is listed on the New York Stock Exchange under the symbol "APH." The last reported sale price of the Class A common stock on August 14, 2003 was $51.29 per share.

        See "Risk Factors" beginning on page S-6 of this prospectus supplement to read about factors you should consider before buying the Class A common stock.

        Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial price to public	$50.00	$435,000,000
Underwriting discount	$1.98	$17,226,000
Proceeds, before expenses, to the selling stockholders	$48.02	$417,774,000

        To the extent that the underwriters sell more than 8,700,000 shares of the Class A common stock, the underwriters have the option to purchase up to an additional 1,300,000 shares of the Class A common stock from the selling stockholders at the initial price to public less the underwriting discount.

The underwriters expect to deliver the shares in New York, New York on August 20, 2003.

Citigroup	Merrill Lynch & Co.	Morgan Stanley

LEHMAN BROTHERS	UBS Investment Bank
Deutsche Bank Securities	JPMorgan	Thomas Weisel Partners LLC

Prospectus Supplement dated August 15, 2003

ABOUT THIS PROSPECTUS SUPPLEMENT

        This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of the offering of Class A common stock and also adds to and updates information contained in the accompanying prospectus and the documents incorporated by reference in this prospectus supplement and the accompanying prospectus. The second part is the accompanying prospectus, which gives more general information, some of which does not apply to the Class A common stock. If the description of the offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.

        You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We and the selling stockholders have not authorized anyone to provide you with information other than that contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. The information in this prospectus supplement and the accompanying prospectus may be accurate only as of their respective dates.

        We, the selling stockholders and the underwriters are not making an offer to sell the Class A common stock in jurisdictions where the offer or sale is not permitted. The distribution of this prospectus supplement and the accompanying prospectus and the offering of the Class A common stock in certain jurisdictions may be restricted by law. Persons outside the United States who come into possession of this prospectus supplement and the accompanying prospectus must inform themselves about and observe any restrictions relating to the offering of the Class A common stock and the distribution of this prospectus supplement and the accompanying prospectus outside the United States. This prospectus supplement and the accompanying prospectus do not constitute, and may not be used in connection with, an offer to sell, or a solicitation of an offer to buy, any securities offered by this prospectus supplement and the accompanying prospectus by any person in any jurisdiction in which it is unlawful for a person to make an offer or solicitation.

        In this prospectus supplement, the terms "Amphenol," "the company," "we," "us," and "our" refer to Amphenol Corporation and include all of its consolidated subsidiaries unless the context requires otherwise.

PROSPECTUS SUPPLEMENT SUMMARY

        The following section summarizes more detailed information presented later in this prospectus supplement and the accompanying prospectus. You should read the entire prospectus supplement and the accompanying prospectus carefully, including the section entitled "Risk Factors" contained herein and our financial statements and the related notes, contained elsewhere or incorporated by reference in this prospectus supplement or the accompanying prospectus, before making an investment decision. Unless indicated otherwise, the information contained in this prospectus supplement and the accompanying prospectus assumes that the underwriters' overallotment option is not exercised.

OUR COMPANY

        We design, manufacture and market electrical, electronic and fiber optic connectors, interconnect systems and coaxial and flat-ribbon cable. The primary end markets for our products are:

  •
  communication systems for the converging technologies of voice, video and data communications;

  •
  military and aerospace applications; and

  •
  a broad range of industrial applications including factory automation and motion control systems, medical and industrial instrumentation, mass transportation, natural resource exploration and automotive applications.

        For the fiscal year ended December 31, 2002, we reported net sales, operating income and net income of $1,062.0 million, $173.9 million and $80.3 million, respectively. In addition, for the six months ended June 30, 2003, we reported net sales, operating income and net income of $582.7 million, $94.4 million and $42.8 million, respectively. The table below summarizes information regarding our primary markets and end applications for our products:

	Communications		Military and Aerospace	Industrial/Automotive
Percentage of Sales (2002)	52%		25%	23%
Primary End Applications	Voice		Military and Commercial Aircraft	Industrial
	•	wireless handsets and	• avionics	•	factory automation
		personal communication	• engine controls	•	instrumentation and
		devices	• flight controls		medical systems
	•	base stations and other	• passenger related systems	•	mass transportation
		wireless and		•	oil exploration
		telecommunications	Missile systems	•	off-road construction
		infrastructure	Battlefield communications
			Satellite and Space Station	Automotive
	Video		programs	•	automobile safety systems
	•	cable television networks	Military vehicles	•	telematics
		and set top converters	Weapon and radar systems	•	other on-board electronics
Data
	•	cable modems
	•	servers and storage systems
	•	computers, personal computers and related peripherals
	•	data networking equipment

        We design and manufacture connectors and interconnect systems used primarily to conduct electrical and optical signals for a wide range of sophisticated electronic applications. We have developed a broad range of connector and interconnect products for communications equipment applications including the converging voice, video and data communications markets. We also develop interconnect products for factory automation, machine tools, instrumentation and medical systems, mass transportation applications and automotive applications, including airbags, pretensioner seatbelts and other on-board automotive electronics. In addition, we supply high performance, military-specification, circular environmental connectors that require superior performance and reliability under conditions of stress and in hostile environments. These conditions are frequently encountered in military and aerospace applications and other demanding industrial applications, such as oil exploration, medical instrumentation and off-road construction.

        Our Times Fiber subsidiary produces coaxial cable for the cable television market. Our coaxial cable and connector products are used in cable television systems including full service cable television/telecommunication systems being installed by cable operators and by telecommunication companies offering video, voice and data services. We also supply coaxial cable to the developing international cable television market.

THE OFFERING

Class A common stock offered by Selling Stockholders	8,700,000 shares(1)
Class A common stock to be outstanding after the offering	42,638,349 shares(2)
Use of proceeds	All of the shares are being sold by the selling stockholders. Accordingly, we will not receive any proceeds from the shares sold in the offering.
Dividend policy
Holders of Class A common stock are entitled to receive cash dividends when declared by our board of directors out of funds legally available. Since our initial public offering in 1991, we have not paid any cash dividends on our Class A common stock and we do not have any present intention to commence payment of any cash dividends.
NYSE symbol for Class A common stock	APH

(1)
Excludes 1,300,000 shares of Class A common stock to be sold by the selling stockholders if the underwriters' over-allotment option is exercised in full. See "Underwriting."

(2)
Based on outstanding shares as of July 25, 2003 and exclusive of 3,124,805 shares issuable upon the exercise of vested, in-the-money stock options in connection with employee benefit plans at a weighted average exercise price of $24.68.

SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA

        The following summary consolidated financial data for the five years ended December 31, 2002, has been derived from our consolidated financial statements and should be read in conjunction with our consolidated financial statements and notes thereto and "Capitalization," "Selected Historical Consolidated Financial and Other Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus supplement. The unaudited financial information presented below for the six-month periods ended June 30, 2003 and 2002 reflect all normal and recurring adjustments which, in the opinion of management, are necessary for a fair presentation of our consolidated results of operations and financial position for such periods. The information shown for the six-month periods is not necessarily indicative of full year results.

	Six Months Ended June 30,			Year Ended December 31,
	2003		2002	2002	2001	2000	1999		1998
	(dollars in thousands, except per share data)
Income Statement Data:
Net sales	$582,667		$526,841	$1,062,002	$1,103,771	$1,359,702	$1,010,603		$918,877
Net income	$42,792	(1)	$37,196	$80,344	$83,710	$107,904	$35,621	(2)	$36,510

Net income per common share—diluted	$0.98	(1)	$0.86	$1.85	$1.95	$2.52	$0.97	(2)	$1.02

Weighted average shares outstanding—diluted	43,592,119		43,448,329	43,445,600	42,997,121	42,878,922	36,664,016		35,884,794

(1)
Includes a one-time charge for expenses incurred in the early extinguishment of debt of $10,367, less tax benefit of $3,525, or $0.16 per share after taxes.

(2)
Includes a one-time charge for expenses incurred in the early extinguishment of debt of $13,553, less tax benefit of $4,879, or $0.24 per share after taxes.

As of June 30, 2003
(in thousands)
Balance Sheet Data:
Working capital	$241,437
Total assets	1,147,662
Total debt (including current portion)	634,918
Total shareholders' equity	218,906

OTHER

        Our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports are available, without charge, on our web site, www.amphenol.com, as soon as reasonably practicable after they are filed electronically with the SEC. Copies are also available, without charge, from Amphenol Corporation, Investor Relations, 358 Hall Avenue, Wallingford, CT 06492.

        The address of our principal executive offices are 358 Hall Avenue, Wallingford, Connecticut 06492, and our telephone number is (203) 265-8900.

RISK FACTORS

        Before you invest in our Class A common stock you should be aware of various risks, including those described below. You should carefully consider these risk factors, together with all of the other information included in this prospectus supplement and in the prospectus, before you decide whether to purchase shares of our Class A common stock.

We have substantial leverage and debt obligations, which could adversely affect our financial performance.

        At June 30, 2003, we had $635 million of consolidated indebtedness and $219 million of consolidated shareholders' equity. At June 30, 2003, we also had $115 million available to be borrowed under our bank credit facility. We and our subsidiaries may incur additional indebtedness in the future, subject to certain limitations contained in the instruments governing our indebtedness. We will continue to have significant debt service obligations.

        Our debt service obligations could have important consequences to our operations, including:

  •
  a portion of our cash flow available from operations after satisfying liabilities arising in the ordinary course of business will be dedicated to the payment of principal and interest on our indebtedness, thereby reducing the funds that would otherwise be available to us, including funds for acquisitions and future business opportunities;

  •
  our flexibility in planning for, or reacting to, changes in our business and the industry may be limited;

  •
  our leverage may make us relatively more vulnerable to economic downturns and competitive pressures than some of our competitors, and place us at a competitive disadvantage to our competitors that have less debt; and

  •
  a substantial decrease in our net operating cash flows or an increase in our expenses could make it difficult for us to meet our debt service requirements or force us to modify our operations.

        Our ability to make scheduled payments of the principal of, or to pay interest on, or to refinance our indebtedness and to make scheduled payments under our operating leases depends on our future performance, which to a certain extent is subject to economic, financial, competitive and other factors, some or all of which may be beyond our control. Based upon the current level of operations and anticipated growth, management believes that future cash flow from operations, together with available borrowings under our bank credit facility, will be adequate to meet our anticipated requirements for capital expenditures, working capital, interest payments and scheduled principal payments. There can be no assurance, however, that our business will continue to generate sufficient cash flows from operations in the future to service our debt and make necessary capital expenditures after satisfying liabilities arising in the ordinary course of business. If we are not able to service our debt, we may be required to refinance all or a portion of our existing debt, to sell assets or to obtain additional financing. There can be no assurance that any refinancing would be possible or that any sales of assets or additional financing could be achieved.

        In addition, our credit facility contains numerous financial and operating covenants that limit the discretion of our management with respect to some business matters. The covenants place significant restrictions on, among other things, our ability to incur additional indebtedness, to create liens or other encumbrances, to make some payments and investments, to sell or otherwise dispose of assets, and to merge or consolidate with other entities. The credit facility also requires us to meet financial ratios and tests. A failure to comply with the obligations contained in the credit facility could result in an event of default under the credit facility, which could result in the acceleration of the related debt and the acceleration of debt under other instruments evidencing indebtedness that may contain cross-acceleration or cross-default provisions.

We are dependent on the communications industry, including wireless communications and cable television.

        Approximately 52% of our revenues came from sales to the communications industry, including the wireless communications and cable television industries, in the year ended December 31, 2002. Demand for these products is subject to rapid technological change (see below—"We are dependent on the acceptance of new product introductions for continued revenue growth"). These markets are dominated by several large manufacturers and operators who regularly exert significant price pressure on their suppliers, including us, and the loss of one or more of the large communications manufacturers or operators could have a material adverse effect on our business. There can be no assurance that we will be able to continue to compete successfully in our sales to the communications industry, and our failure to do so could impair our results of operations.

        Approximately 15% of our revenues came from sales to the cable television industry in the year ended December 31, 2002. Demand for our cable television products depends primarily on capital spending by cable television operators for constructing, rebuilding or upgrading their systems. The amount of this capital spending, and, therefore, our sales and profitability will be affected by a variety of factors, including general economic conditions, acquisitions of cable television operators by non-cable television operators, cable system consolidation within the industry, the financial condition of domestic cable television operators and their access to financing, competition from satellite and wireless television providers and telephone companies, technological developments and new legislation and regulation of cable television operators. Sales of coaxial cable to the cable television industry declined 18% in the first half of 2003 compared to the first half of 2002 and represented 12% of our revenues. There can be no assurance that existing levels of cable television capital spending will stabilize or that cable television spending will not continue to decrease.

Changes in defense expenditures may reduce our sales.

        Approximately 25% of our revenues came from sales to the military and aerospace market in the year ended December 31, 2002. We participate in a broad spectrum of defense programs and we believe no one program accounted for more than 2% of our revenues for 2002. The substantial majority of these sales are related to both U.S. and foreign military and defense programs. However, our sales are generally to contractors and subcontractors of the U.S. or foreign governments or to distributors that in turn sell to the contractors and subcontractors. Nevertheless, our sales are affected by changes in the defense budgets of the U.S. and foreign governments. The U.S. defense budget declined in real terms from 1986 to 1998. Beginning in 1999, the U.S. defense budget has been increasing and is expected to increase again in 2003. Nevertheless, a decline in U.S. defense expenditures and defense expenditures generally could adversely affect our sales.

We encounter competition in substantially all areas of our business.

        We compete primarily on the basis of product quality, price, engineering, customer service and delivery time. Competitors include large, diversified companies, some of which have substantially greater assets and financial resources than we do, as well as medium to small companies. For example, in the area of coaxial cable for cable television, CommScope, Inc. is larger than we are. There can be no assurance that additional competitors will not enter our existing markets, nor can there be any assurance that we will be able to compete successfully against existing or new competition.

We are dependent on the acceptance of new product introductions for continued revenue growth.

        We estimate that products introduced in the last two years accounted for approximately 20% of net sales for the year ended December 31, 2002. Our long-term results of operations depend substantially upon our ability to continue to conceive, design, source and market new products and upon continuing market acceptance of our existing and future product lines. In the ordinary course of our business, we continually develop or create new product line concepts. If we fail or are significantly delayed in introducing new product line concepts or if our new products do not meet with market acceptance, our results of operations may be impaired.

Our results may be negatively affected by changing interest rates.

        We are subject to market risk from exposure to changes in interest rates based on our financing activities. We utilize interest rate swap agreements to manage and mitigate our exposure to changes in interest rates. At June 30, 2003, we had interest rate protection in the form of swaps that effectively fixed our LIBOR interest rate on $250 million and $150 million of floating rate bank debt at 2.44% and 1.24%, respectively, and expire in 2006 and 2004, respectively. At June 30, 2003, the three-month LIBOR rate was approximately 1.12%. At June 30, 2003, our average LIBOR rate was 1.75%. A 10% change in the LIBOR interest rate at June 30, 2003 would have the effect of increasing or decreasing annual interest expense by approximately $0.2 million. We do not expect changes in interest rates to have a material effect on income or cash flows in 2003, although there can be no assurance that interest rates will not significantly change.

Our results may be negatively affected by foreign currency exchange rates.

        We conduct business in several major international currencies through our worldwide operations, and as a result we are subject to foreign exchange exposures due to changes in exchange rates of the various currencies. Changes in exchange rates can positively or negatively affect our sales, gross margins, net income and retained earnings. We attempt to minimize currency exposure risk by producing our products in the same country or region in which the products are sold, thereby generating revenues and expenses in the same currency and by managing our working capital; however, there can be no assurance that this approach will be successful, especially in the event of a significant and sudden decline in the value of any of the international currencies of our worldwide operations. In addition, we periodically enter into foreign exchange contracts to hedge our transaction exposures. At June 30, 2003, we had no outstanding foreign exchange contracts. We do not engage in purchasing forward exchange contracts for speculative purposes.

Our operating results may be adversely affected by foreign operations.

        International manufacturing and sales are subject to inherent risks, including changes in local economic or political conditions, the imposition of currency exchange restrictions, unexpected changes in regulatory environments, potentially adverse tax consequences and the exchange rate risk discussed above. There can be no assurance that these factors will not have a material adverse impact on our production capabilities or otherwise adversely affect our business and operating results.

We have a significant amount of intangible assets in the form of goodwill in relation to our total assets.

        At June 30, 2003, the total assets on our balance sheet was $1,147.7 million, which included $501.4 million of goodwill. The goodwill arose as the excess of the purchase price over the fair value of net assets of businesses acquired dating over the period 1987-2003. We perform annual evaluations for the potential impairment of the carrying value of goodwill in accordance with Statement of Financial Accounting Standards No. 142. Such evaluations have not resulted in the need to recognize an impairment. However, if the financial performance of our businesses were to decline significantly, we could incur a non-cash charge to our income statement for the impairment of goodwill.

Future sales of substantial amounts of our Class A common stock, or the perception that such sales may occur, could adversely affect the trading price for our stock and our ability to raise funds in new stock offerings.

        Actual sales of additional amounts of our Class A common stock or the perception that such sales could occur, might adversely affect the value of our Class A common stock. In addition to the adverse effect a price decline could have on holders of our Class A common stock, such a decline could also impair our ability to raise capital through the sale of our equity securities. As of July 25, 2003, our Amended and Restated Articles of Incorporation permitted the issuance of up to 100 million shares of our Class A common stock, approximately 42.6 million shares of our Class A common stock were outstanding and approximately 5.1 million shares of our Class A common stock were issuable upon exercise of outstanding stock options and warrants. Thus, we have the ability to issue substantial amounts of our Class A common stock in the future.

We are effectively controlled by affiliates of KKR and KKR is able to affect the outcome of stockholders' voting.

        As of July 25, 2003, 20,881,400 shares or approximately 46% of the outstanding shares of Class A common stock on a fully diluted basis (based upon the number of shares issuable upon the exercise of vested, in-the-money stock options) are held by three limited partnerships affiliated with KKR, KKR 1996 Fund L.P., NXS Associates L.P. and KKR Partners II L.P., or the KKR Partnerships, organized at the direction of KKR and who are controlled by affiliates of KKR. Even if the KKR Partnerships sell all of their shares offered hereby, the KKR Partnerships will own 11,910,628 shares or 26% of our outstanding Class A common stock on a fully diluted basis (based upon the number of shares issuable upon the exercise of vested, in-the-money stock options), and will continue to be able to exert a significant influence over us.

The market for our Class A common stock may be volatile.

        The market price of our Class A common stock could be subject to wide fluctuations. These fluctuations could be caused by:

  •
  quarterly variations in our results of operations;

  •
  changes in earnings estimates by analysts;

  •
  conditions in our markets; or

  •
  general market or economic conditions.

        In addition, in recent years the stock market has experienced extreme price and volume fluctuations. These fluctuations have had a substantial effect on the market prices of many companies, often unrelated to the operating performance of the specific companies. These market fluctuations could adversely affect the price of the Class A common stock.

Provisions of the Delaware General Corporate Law and our organizational documents may discourage an acquisition of us.

        Our organizational documents and the Delaware General Corporation Law both contain provisions that will impede the removal of directors and may discourage a third party from making a proposal to acquire us. For example, a vote of 80% or more of outstanding shares entitled to vote is required to modify the provisions of the Amended and Restated Certificate of Incorporation relating to the election of directors for staggered terms, the total number of directors and independent directors, removal of directors, and the provision requiring an 80% stockholder vote for certain actions. The existence of these provisions may also have a negative impact on the price of our Class A common stock. Furthermore, we are subject to Section 203 of the Delaware General Corporation Law, which could have the effect of delaying or preventing a change in control.

We have never paid dividends and do not intend to do so in the near future.

        We have never paid any cash dividends on our Class A common stock and we do not have any present intention to commence payment of any cash dividends. We intend to retain our earnings, if any, to provide funds for the operation and expansion of our business and to repay outstanding indebtedness. In addition, we are currently restricted from declaring and paying cash dividends on, or repurchasing, our Class A common stock under some covenants contained in our debt agreements.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

        Statements made by us in written or oral form to various persons, including statements made in filings with the Securities and Exchange Commission, which we refer to in this prospectus supplement and the accompanying prospectus as the "Commission," that are not strictly historical facts are "forward-looking" statements. Such statements should be considered as subject to uncertainties that exist in our operations and business environment. The following includes some, but not all, of the factors or uncertainties that could cause us to fail to conform with expectations and predictions:

  •
  A global economic slowdown in any one, or all, of our market segments.

  •
  The effects of extreme changes in monetary and fiscal policies in the U.S. and abroad including extreme currency fluctuations and unforeseen inflationary pressures.

  •
  Severe and unforeseen price pressure on our products or significant cost increases that cannot be recovered through price increases or productivity improvements.

  •
  Increased difficulties in obtaining a consistent supply of basic materials like steel, aluminum, copper, bimetallic products, gold or plastic resins at stable pricing levels.

  •
  Unpredictable difficulties or delays in the development of new product programs.

  •
  Significant changes in interest rates or in the availability of financing for us or certain of our customers.

  •
  Rapid escalation of the cost of regulatory compliance and litigation.

  •
  Unexpected government policies and regulations affecting us or our significant customers.

  •
  Unforeseen intergovernmental conflicts or actions, including but not limited to armed conflict and trade wars.

  •
  Difficulties and unanticipated expense of assimilating newly-acquired businesses.

  •
  Any difficulties in obtaining or retaining the management and other human resource competencies that we need to achieve our business objectives.

  •
  The risks associated with any technological shifts away from our technologies and core competencies. For example, a technological shift away from the use of coaxial cable in cable television/telecommunication systems could have a substantial impact on our coaxial cable business.

  •
  Unforeseen interruptions to our business with our largest customers, distributors and suppliers resulting from, but not limited to, strikes, financial instabilities, computer malfunctions, inventory excesses or uncontrolled diseases and illnesses.

  •
  Other factors disclosed under "Risk Factors" and elsewhere in this prospectus supplement and the accompanying prospectus.

        Although we believe that the expectations reflected in forward-looking statements are reasonable we can give no assurance that those expectations will prove to be correct. We assume no obligation to update our forward-looking statements or to advise of changes in the assumptions and factors on which they are based. All forward-looking statements contained or incorporated by reference in this prospectus supplement and the accompanying prospectus are qualified by reference to this cautionary statement.

USE OF PROCEEDS

        We will not receive any of the proceeds from the sale of the shares of Class A common stock offered by the selling stockholders.

PRICE RANGE OF CLASS A COMMON STOCK AND DIVIDEND POLICY

        Our Class A common stock is listed on the New York Stock Exchange under the symbol "APH." The following table sets forth on a per share basis the high and low prices for the common stock as reported on the New York Stock Exchange during the periods indicated.

	Price Range of Common Stock
Period
	High	Low
2001
First Quarter	$50.75	$28.30
Second Quarter	57.99	29.11
Third Quarter	45.95	32.00
Fourth Quarter	52.95	32.50
2002
First Quarter	$51.75	$40.25
Second Quarter	49.00	35.50
Third Quarter	42.46	30.11
Fourth Quarter	45.81	27.47
2003
First Quarter	$43.95	$37.00
Second Quarter	49.40	38.76
Third Quarter (through August 14, 2003)	57.67	46.10

        The last reported sale price of the Class A common stock on the NYSE on August 14, 2003, was $51.29 per share. As of July 25, 2003, there were 68 registered holders of our shares.

        Holders of Class A common stock are entitled to receive cash dividends when declared by our board of directors out of funds legally available. Since our initial public offering in 1991, we have not paid any cash dividends on our Class A common stock and we do not have any present intention to commence payment of any cash dividends. We intend to retain our earnings, if any, to provide funds for the operation and expansion of our business and to repay outstanding indebtedness.

        Currently, we are restricted from declaring and paying cash dividends on, or repurchasing, our Class A common stock under some covenants contained in our debt agreements.

CAPITALIZATION

        The following table presents our consolidated capitalization as of June 30, 2003. You should read this table in conjunction with our consolidated financial statements and the related notes included elsewhere in this prospectus supplement:

As of June 30, 2003
(dollars in thousands)
Long-term debt (including current portion):
Revolving credit facility	$2,600
Term loan facility	588,000
Other debt(a)	44,318

Total long-term debt (including current portion)	634,918

Shareholders' equity:
Class A common stock, par value $.001 per share: 100,000,000 shares authorized	43
Additional paid-in capital (deficit)	(272,954)
Accumulated earnings	565,232
Accumulated other comprehensive loss	(73,415)

Total shareholders' equity	218,906

Total capitalization	$853,824

(a)
Represents debt of foreign subsidiaries and capital leases.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OTHER DATA

        The following selected consolidated financial data has been derived from our consolidated financial statements for the five years ended December 31, 2002, which statements have been audited by Deloitte & Touche LLP, and the unaudited six-month periods ended June 30, 2003 and 2002. The information set forth below should be read in conjunction with our consolidated financial statements and related notes and "Capitalization" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus supplement. The unaudited financial information presented below for the six-month periods ended June 30, 2003 and 2002 reflects all normal and recurring adjustments which, in the opinion of management, are necessary for a fair presentation of our consolidated results of operations and financial position for such periods. The information shown for the six-month periods is not necessarily indicative of full year results.

	Six Months Ended June 30,		Year Ended December 31,
	2003	2002	2002	2001	2000	1999	1998
	(dollars in thousands, except per share data)
Income Statement Data:
Net sales	$582,667	$526,841	$1,062,002	$1,103,771	$1,359,702	$1,010,603	$918,877
Costs and expenses:
Cost of sales, excluding depreciation and amortization	385,853	349,220	700,302	704,278	886,385	663,978	601,930
Depreciation and amortization expense	18,374	16,940	34,825	32,316	29,448	27,673	23,553
Selling, general and administrative expense	84,010	75,376	152,928	155,810	186,052	145,852	131,966
Amortization of goodwill	—	—	—	14,340	13,394	12,371	11,701

Operating income	94,430	85,305	173,947	197,027	244,423	160,729	149,727
Interest expense	(15,818)	(25,696)	(45,930)	(56,099)	(61,710)	(79,297)	(81,199)
Other expenses, net	(3,409)	(2,821)	(5,355)	(5,573)	(9,495)	(5,262)	(4,545)
Expense for early extinguishment of debt	(10,367)	—	—	—	—	(13,553)	—

Income before income taxes	64,836	56,788	122,662	135,355	173,218	62,617	63,983
Provision for income taxes	(22,044)	(19,592)	(42,318)	(51,645)	(65,314)	(26,996)	(27,473)

Net income	$42,792 (1)	$37,196	$80,344	$83,710	$107,904	$35,621 (2)	$36,510

Net income per common share—basic	$1.00 (1)	$0.88	$1.89	$2.00	$2.59	$0.99 (2)	$1.03

Average common shares outstanding—basic	42,598,619	42,348,057	42,445,849	41,920,616	41,584,069	36,059,556	35,326,424
Net income per common share—diluted	$0.98 (1)	$0.86	$1.85	$1.95	$2.52	$0.97 (2)	$1.02

Average common shares outstanding—diluted	43,592,119	43,448,329	43,445,600	42,997,121	42,878,922	36,664,016	35,884,794

(1)
Includes a one-time charge for expenses incurred in the early extinguishment of debt of $10,367, less tax benefit of $3,525, or $0.16 per share after taxes.

(2)
Includes a one-time charge for expenses incurred in the early extinguishment of debt of $13,553, less tax benefit of $4,879, or $0.24 per share after taxes.

As of June 30, 2003
(in thousands)
Balance Sheet Data:
Cash and short-term cash investments	$22,328
Working capital	241,437
Total assets	1,147,662
Total debt (including current portion)	634,918
Total shareholders' equity	218,906

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        The following should be read in conjunction with our consolidated financial statements and related notes.

Results of Operations

  Quarter and Six Months Ended June 30, 2003 Compared with Quarter and Six Months Ended June 30, 2002

        Net sales increased approximately 13% to $304.9 million and 11% to $582.7 million in the second quarter and first six months of 2003, respectively, compared to sales of $270.9 million and $526.8 million, respectively, for the same periods in 2002. External sales of interconnect products and assemblies increased 18% in the second quarter 2003 compared to 2002 ($265.5 million in 2003 versus $225.8 million in 2002) and 16% in the first six months of 2003 compared to 2002 ($508.0 million in 2003 versus $436.0 million in 2002). Sales increased in our major end markets including the military/aerospace, industrial/automotive and wireless handset markets, and to a lesser extent in the wireless infrastructure and internet equipment markets. The increases occurred in all major geographic regions, with approximately half of the increase attributable to the effect of currency translation, as detailed below. The remaining increase resulted primarily from new acquisitions and the continuing development of new application specific and value added products. External sales of cable products decreased 13% in the second quarter 2003 compared to 2002 ($39.4 million in 2003 versus $45.1 million in 2002) and 18% in the first six months of 2003 compared to 2002 ($74.7 million in 2003 versus $90.8 million in 2002). Such decrease is primarily attributable to decreased sales of coaxial cable products for the broadband communications market resulting from the slowdown in capital spending by both domestic and international cable operators for network upgrades and expansion.

        Geographically, sales in the U.S. in the second quarter and first six months of 2003 increased 5% and 3%, respectively, compared to the same periods in 2002 ($139.4 million and $261.6 million in 2003 versus $132.6 million and $254.6 million in 2002) and 4% and 2%, respectively, in local currency compared to 2002. International sales for the second quarter and first six months of 2003 increased approximately 20% and 18%, respectively, in U.S. dollars ($165.5 million and $321.1 million in 2003 versus $138.3 million and $272.2 million in 2002) and increased 8% and 6%, respectively, in local currency compared to 2002. Currency translation had the effect of increasing sales in the second quarter and first six months of 2003 by approximately $17.9 million and $34.7 million, respectively, when compared to exchange rates for the 2002 periods.

        The gross profit margin as a percentage of net sales (including depreciation in cost of sales) was 30% and 31% for the second quarter and first six months of 2003, respectively, compared to 31% and 30%, respectively, for the 2002 periods. The changes in gross margin are generally attributable to an increase in margins in the interconnect products and assemblies segment offset by a decline in margins in the cable products segment. The operating margin for interconnect products and assemblies in both the second quarter and first six months of 2003 increased approximately 1% compared to the prior year. The increase in operating profit margin is generally attributable to the effects of higher sales volume and cost reduction activities relating to purchased materials and a shift in headcount to low cost labor areas. This increase was offset by a decline in operating profit margins for cable products of approximately 7% and 5% in the second quarter and first six months of 2003, respectively, due primarily to the reduction in sales and higher material costs.

        Selling, general and administrative expenses increased to $42.9 million and $84.0 million (14.1% and 14.4% of net sales) for the second quarter and first six months of 2003, respectively, from $38.8 million and $75.4 million (14.3% of net sales) for the second quarter and first six months of 2002, respectively. The increase in 2003 is attributable to increases in selling expense resulting from higher sales volume, increases in research and development costs resulting from increased spending relating to new product development, and increased administrative costs for insurance and pensions.

        Other expense, net, for the second quarter of 2003 is comprised primarily of foreign currency transaction gains and losses ($0.7 million loss in 2003 and $0.8 million loss in 2002), reflecting weakness of the U.S. dollar in both 2003 and 2002, program fees on sale of accounts receivable ($0.4 million in 2003 and $0.5 million in 2002), due to lower receivable sales and fee rates in 2003, minority interests ($0.5 million in 2003 and $0.4 million in 2002) and agency and commitment fees on our credit facilities ($0.3 million in 2003 and $0.1 million in 2002).

        Other expense, net, for the first six months of 2003 is comprised primarily of foreign currency transaction gains and losses ($1.1 million loss in 2003 and $0.9 million loss in 2002), reflecting weakness of the U.S. dollar in both 2003 and 2002, program fees on sale of accounts receivable ($0.7 million in 2003 and $0.9 million in 2002), reflecting lower receivable sales and fee rates in 2003, minority interests ($0.9 million in 2003 and $0.7 million in 2002) and agency and commitment fees on our credit facilities ($0.4 million in 2003 and $0.3 million in 2002).

        Expenses for early extinguishment of debt totaling $10.4 million in the second quarter 2003 relate to the refinancing of our senior credit facilities. Such one-time expenses include the call premium related to the redemption of our Senior Subordinated Notes of $4.7 million, write-off of unamortized deferred debt issue costs of $3.9 million and other related fees and expenses of $1.8 million.

        Interest expense for the second quarter and first six months of 2003 was $7.7 million and $15.8 million compared to $12.9 million and $25.7 million for the 2002 periods. The decrease is attributable to lower average debt levels and lower interest rates.

        The provision for income taxes for the 2003 periods was at an effective rate of 34.0% compared to 34.5% in the 2002 period.

  Year Ended December 31, 2002 Compared with Year Ended December 31, 2001

        Net sales were $1,062.0 million for the year ended December 31, 2002 compared to $1,103.8 million for 2001. Sales of interconnect products and assemblies decreased 2% compared to 2001 ($892.3 million in 2002 versus $906.8 million in 2001). Such decrease is primarily attributable to decreased sales (approximately $52.8 million) of products and interconnect systems for telecom infrastructure, datacom and industrial markets. These declines occurred primarily in North America and to a lesser extent in Europe and resulted from a generally slowing economy and a continuing slowdown in communication related markets. Major OEM customers that manufacture equipment for telecom infrastructure (including wireless) and internet related applications experienced a slowdown in purchases from system operators due to a variety of factors including the availability of capital and a shortfall from expectations of demand. Such declines were partially offset by increased sales (approximately $38.3 million) of products and interconnect systems for military aerospace, automotive and wireless handset markets. The increase in sales of military aerospace products (approximately $12 million), relates primarily to the acquisition of a backplane assembly business in North America. The increase in automotive sales (approximately $11 million) occurred primarily in North America and relates to the increasing use of electronic componentry in automobiles. The increase in sales in the wireless handset market (approximately $15 million) reflects the strong market for these products in Asia. Sales of cable products decreased 14% compared to 2001 ($169.7 million in 2002 versus $197.0 million in 2001). Such decrease is primarily attributable to a slowdown in capital spending by U.S. and international cable television operators. The lower levels of spending are not expected to change significantly in the near term.

        Geographically, sales in the U.S. in 2002 decreased approximately 7% compared to 2001 ($501.1 million in 2002 versus $538.9 million in 2001); international sales for 2002 decreased approximately 1% in U.S. dollars ($560.9 million in 2002 versus $564.8 million in 2001) and decreased approximately 3% in local currency compared to 2001. The comparatively weaker U.S. dollar in 2002 had the currency effect of increasing net sales by approximately $14.4 million when compared to foreign currency translation rates in 2001.

        The gross profit margin as a percentage of net sales (including depreciation in cost of sales) was 31% for 2002 compared to 33% for 2001. The decrease in gross profit margin is generally attributable to a difficult pricing environment, particularly in the communications markets, and the adverse effect on production costs of the lower sales volume, partially offset by cost reduction programs relating to purchased materials and services and a shift in headcount from high cost to low cost labor. The pricing environment in communication related markets is expected to remain difficult in the near term.

        Selling, general and administrative expenses were $152.9 million and $155.8 million in 2002 and 2001, respectively, and remained constant at approximately 14% of sales. Research and Development expenditures increased approximately $1.6 million, reflecting increases in expenditures for new product development. Selling and marketing expenses remained constant at approximately 7% of sales. Shipping expense, which relates primarily to sales of cable products to the Broadband market, declined approximately $2.6 million, commensurate with sales declines for those products. Administration expenses were down by approximately $1.5 million due to a reduction in compensation cost.

        Goodwill amortization expense was nil in 2002, as a result of adopting FAS No. 142; whereas goodwill amortization was $14.3 million in 2001.

        Interest expense was $45.9 million for 2002 compared to $56.1 million for 2001. The decrease is primarily attributable to lower average debt levels and lower interest rates.

        Other expenses, net for 2002 and 2001 was $5.4 million and $5.6 million, respectively. Other expenses, net, is comprised primarily of foreign currency transaction gains and losses ($2.7 million loss in 2002 and $1.4 million gain in 2001), reflecting the relative weakness of the U.S. dollar in 2002 and strength in 2001, program fees on sale of accounts receivable ($1.8 million in 2002 and $3.9 million in 2001), reflecting lower receivable sales and fee rates in 2002, minority interests ($1.8 million in 2002 and 2001) and agency and commitment fees on our credit facilities ($0.6 million in 2002 and $0.5 million in 2001). In addition, in 2002 we realized $1.5 million of income relating to a license fee settlement. See Note 8 to our Consolidated Financial Statements for details of the components of other expenses, net.

        The provision for income taxes for 2002 was at an effective rate of 35% compared to 38% in 2001. For 2001, the effective tax rate, excluding non-deductible goodwill amortization, was 35%.

  Year Ended December 31, 2001 Compared with Year Ended December 31, 2000

        Net sales were $1,103.8 million for the year ended December 31, 2001 compared to $1,359.7 million for 2000. Sales of interconnect products and assemblies decreased 10% compared to 2000 ($906.8 million in 2001 versus $1,009.2 million in 2000). Such decrease is primarily attributable to decreased sales of products and interconnect systems for telecom infrastructure, datacom and industrial markets. These declines occurred primarily in North America and to a lesser extent in Europe and resulted from a generally slowing economy and a significant slowdown in communication related markets. Major OEM customers that manufacture equipment for telecomm infrastructure (including wireless) and internet related applications experienced a slowdown in purchases from system operators due to a variety of factors including the availability of capital and a shortfall from expectations of demand. Such declines were partially offset by increased sales of products and interconnect systems for military aerospace and automotive markets. The increase in sales in military aerospace products (approximately $40 million) occurred primarily in North America and Europe and relates to increases in defense expenditures and products for avionics packaging applications. Approximately $29 million of the increase related to two acquisitions completed in 2001. The increase in automotive sales of approximately $10 million related to the acquisition of a European cable assembly business. Sales of cable products decreased 44% compared to 2000 ($197.0 million in 2001 versus $350.5 million in 2000). Such decrease is primarily attributable to a slowdown in capital spending by certain U.S. and international cable television operators.

        Geographically, sales in the U.S. in 2001 decreased approximately 25% compared to 2000 ($538.9 million in 2001 versus $714.8 million in 2000); international sales for 2001 decreased approximately 12% in U.S. dollars ($564.8 million in 2001 versus $644.9 million in 2000) and decreased approximately 9% in local currency compared to 2000. The comparatively stronger U.S. dollar in 2001 had the currency effect of decreasing net sales by approximately $22.8 million when compared to foreign currency translation rates in 2000.

        The gross profit margin as a percentage of net sales (including depreciation in cost of sales) remained relatively constant at approximately 33% for both 2001 and 2000. Cost reduction activities in 2001 contributed to offsetting the adverse effect of lower sales volume, the most significant of which was a worldwide headcount reduction throughout the year of approximately 2,000 people to adjust to lower sales volume levels. In addition, we instituted programs to lower the cost of purchased goods and services.

        Selling, general and administrative expenses were $155.8 million and $186.1 million in 2001 and 2000, respectively, and remained constant at approximately 14% of sales. Research and Development expenditures declined approximately $1.0 million, reflecting reduction in expenditures on new product development and push out of customer programs. Selling and marketing expenses declined approximately $17.0 million commensurate with the decline in sales reflecting reduced commission and other variable sales related expenses. Shipping expense, which relates primarily to sales of cable products to the Broadband market, declined approximately $8.6 million, commensurate with the decline in cable sales. Administrative expenses declined approximately $3.7 million due to a reduction in compensation expense.

        Interest expense was $56.1 million for 2001 compared to $61.7 million for 2000. The decrease is primarily attributable to lower average debt levels and lower interest rates.

        Other expenses, net for 2001 and 2000 was $5.6 million and $9.5 million, respectively. See Note 8 to our Consolidated Financial Statements for details of the components of other expenses, net. Other expenses, net, is comprised primarily of foreign currency transaction gains and losses ($1.4 million gain in 2001 and $3.3 million gain in 2000), reflecting the relative strength of the U.S. dollar, program fees on sale of accounts receivable ($3.9 million in 2001 and $5.5 million in 2000), reflecting lower receivable sales and fee rates in 2001, minority interests ($1.8 million in 2001 and $5.4 million in 2000), reflecting the purchase of additional interests in certain companies, and agency and commitment fees on our credit facilities ($0.5 million in 2001 and $0.7 million in 2000).

        The provision for income taxes was at an effective rate of 38% for both 2001 and 2000.

Liquidity and Capital Resources

        Cash provided by operating activities was $70.1 million in the first six months of 2003 compared to $73.8 million in the 2002 period. The decrease in cash flow relates primarily to an increase in non-cash components of working capital offset in part by an increase in net income. The non-cash components of working capital increased $3.5 million in the first six months of 2003, due primarily to an operating increase of $17.1 million in accounts receivable resulting from increased sales volume, partially offset by an operating reduction of $5.9 million in inventory and an increase of $9.6 million in accrued expenses relating primarily to an increase in liabilities for income taxes. The non-cash components of working capital decreased $20.1 million in the first six months of 2002, due primarily to a $10.0 million decrease in inventory as inventory levels were reduced in response to lower sales levels and an increase of $7.2 million in accrued liabilities resulting from increases in liabilities for income taxes and interest.

        Cash provided by operating activities totaled $131.6 million, $118.9 million, and $154.2 million for 2002, 2001 and 2000, respectively. The increase in cash from operating activities in 2002 compared to 2001 is primarily attributable to a net decrease in non-cash components of working capital offset in part by a decrease in net income. In 2001, the decrease in cash from operating activities is primarily attributable to a decrease in net income adjusted for depreciation and amortization charges and to a net increase in non-cash components of working capital.

        The non-cash components of working capital decreased $15.8 million in 2002 due primarily to a $12.9 million decrease in inventory as inventory levels were reduced in response to lower sales levels. Inventory turnover remained constant at approximately 3.5x. The non-cash components of working capital increased $10.0 million in 2001. Accounts receivable, accounts payable and accrued liabilities declined $74.9, $44.2 and $34.5 million, respectively, for a net $3.8 million increase in the non-cash components of working capital. These reductions were driven primarily by lower sales volume, and in the case of accrued liabilities, increased income tax payments. Inventory increased approximately $2.8 million, inventory turnover which had improved to 4.6x in 2000 as sales levels significantly increased, returned to historical levels of approximately 3.5x in 2001. In addition, accrued interest declined $2.1 million. The non-cash components of working capital increased $5.1 million in 2000. Accounts receivable, inventory, accounts payable and accrued liabilities increased $70.9, $4.4, $41.4 and $26.3 million, respectively, for a net $7.6 million increase in the non-cash component of working capital. These increases were driven primarily by higher sales volume. In addition, accounts receivable increased approximately $19.8 million due to an increase of 5 days in days sales outstanding, computed before receivables sales, to 64 days at December 31, 2000. Inventory turnover improved to 4.6x in 2000 from historical levels of approximately 3.5x in 1999, as a relatively small amount of inventory was added to accommodate the significant sales increases.

        In the six months ended June 30, 2003, accounts receivable increased $27.6 million, primarily due to increased sales volume, $6.5 million of accounts receivable from acquired companies and a $6.5 million increase due to translation resulting from the relatively weaker U.S. dollar at June 30, 2003 compared to December 31, 2002, and partially offset by an increase in receivables sold of $2.5 million. Days sales outstanding, computed before sales of receivables, remained constant at 66 days. Inventory increased $5.9 million to $211.5 million. Such increase was attributable to the $6.6 million impact of translation resulting from the relatively weaker U.S. dollar at June 30, 2003 compared to December 31, 2002, $5.2 million of inventory from acquired companies partially offset by an operating reduction of $5.9 million. Inventory turnover increased to 3.8x in 2003 from 3.5x in 2002. Goodwill increased $14.6 million to $501.4 million as a result of acquisitions completed in 2003. Land and depreciable assets, net, increased $10.6 million to $171.3 million, reflecting capital expenditures of $12.9 million, assets from acquisitions of approximately $8.7 million, an increase of $7.1 million due to translation resulting from relatively weaker U.S. dollar at June 30, 2003 compared to December 31, 2002, and depreciation of $18.1 million.

        In the year ended December 31, 2002, accounts receivable increased $18.0 million, primarily due to an $11.0 million reduction in sales of receivables (further discussed below), and an $8.4 million increase due to translation resulting from the relatively weakened U.S. dollar at December 31, 2002 compared to December 31, 2001. Days sales outstanding, computed before sales of receivables, increased one day to 66 days, offset by an increase of approximately $3.6 million in the bad debt reserve. Inventory decreased $2.7 million to $205.6 million. A reduction of $12.9 million in response to lower sales levels, was primarily offset by an increase of $8.7 million due to translation resulting from the relatively weakened U.S. dollar at December 31, 2002 compared to December 31, 2001, and inventory from acquired companies. Inventory turnover remained constant at 3.5x. Prepaid expenses and other assets and deferred taxes and other assets, increased $11.0 million to $31.6 million and $12.4 million to $37.8 million, respectively, reflecting the increase in deferred taxes, the details of which are included in Note 3 to our Consolidated Financial Statements. Goodwill increased $26.4 million to $486.8 million as a result of acquisitions completed in 2002. Land and depreciable assets, net, declined $4.2 million to

$160.7 million reflecting capital expenditures of $18.8 million, assets from acquisitions of approximately $6.5 million, an increase of $4.9 million due to translation resulting from the relatively weakened U.S. dollar at December 31, 2002 compared to December 31, 2001, and depreciation of $34.4 million. Accrued pension and post employment benefit obligations increased $66.7 million due to an increase in the additional minimum pension liability for our defined benefit plan as discussed in "Pensions" below. Deferred taxes and other liabilities declined $15.4 million to $7.7 million, reflecting the reduction in the liability recorded at December 31, 2001 for the revaluation of interest rate derivatives. Such agreements expired in 2002.

        For the first six months of 2003, cash from operating activities of $70.1 million, proceeds from the refinancing of $28.3 million, additional sales of receivables of $2.5 million, and proceeds from exercise of stock options of $1.2 was used primarily to fund capital expenditures of $12.9 million, acquisitions of $29.8 million and for a net debt reduction of $57.8 million. For the first six months of 2002, cash from operating activities of $73.8 million, cash on hand of $8.7 million and proceeds from exercise of stock options of $2.9 million were used to fund capital expenditures of $7.9 million, acquisitions of $11.9 million, a reduction in sales of receivables of $10.3 million and a net reduction in bank debt of $55.3 million. In 2002, 2001 and 2000, cash from operating activities was used for capital expenditures ($18.8 million, $38.6 million and $53.1 million in 2002, 2001 and 2000, respectively), and acquisitions ($33.8 million, $60.5 million, and $67.7 million in 2002, 2001 and 2000, respectively).

        During the second quarter of 2003, we completed a refinancing of our senior credit facilities. Borrowings of $625.0 million under a new Bank Loan Agreement, described below, were used to repay $439.5 million outstanding under the Company's previous bank agreement, redeem all outstanding notes totaling $148.7 million (including the call premium on the notes of $4.7 million) and to pay other fees and expenses associated with the refinancing of $8.5 million. A prepayment of the new bank loan of $37.0 million was made in June with excess borrowing proceeds and cash flow from operations. The refinancing had the effect of extending the maturity of our debt coming due in 2003 through 2007.

        In conjunction with entering into the new Bank Agreement we entered into interest rate swap agreements that fixed our LIBOR interest rate on $250.0 million and $150.0 million of floating rate bank debt at 2.44% and 1.24%, expiring in 2006 and 2004, respectively.

        Our new Bank Agreement includes a Term Loan, consisting of a Tranche A and B, and a $125.0 million revolving credit facility. At June 30, 2003, the Tranche A had a balance of $125.0 million and matures over the period 2003 to 2008, and the Tranche B had a balance of $463.0 million and matures over the period 2003 to 2010. The revolving credit facility expires in 2008; availability under the facility at June 30, 2003 was $114.7 million, after reduction of $7.7 million for outstanding letters of credit. Our interest rate on the revolving credit facility, Tranche A and Tranche B is LIBOR plus 2.0%, 2.0% and 2.5%, respectively. The Bank Agreement is secured by a first priority pledge of 100% of the capital stock of our direct domestic subsidiaries and 65% of the capital stock of direct material foreign subsidiaries, as defined in the Bank Agreement. In addition, if our credit rating as assigned by Standard & Poor's or Moody's were to decline to BB- or Ba3, respectively, we would be required to perfect liens in favor of participants in the Bank Agreement in substantially all of our U.S. based assets. At June 30, 2003, our credit rating from Standard and Poor's was BB+ and from Moody's was Ba2. The Bank Agreement requires that we satisfy certain financial covenants including an interest coverage ratio of higher than 3x (EBITDA divided by interest expense) and a leverage test (Debt divided by EBITDA) lower than 3.8x. At June 30, 2003, such ratios as defined in the Bank Agreement, were 5.97x and 3.15x, respectively. The Bank Loan Agreement also includes limitations with respect to, among other things, indebtedness in excess of $50 million for capital leases, $200 million for general indebtedness and $200 for acquisition indebtedness, of which approximately $1.9 million, $0 million and $0 million were outstanding at June 30, 2003, and restricted payments, including dividends on the Company's Common Stock, in excess of 50% of consolidated cumulative net income, or approximately $8.4 million at June 30, 2003.

        One of our subsidiaries has an agreement with a financial institution whereby the subsidiary can sell an undivided interest of up to $85 million in a designated pool of qualified accounts receivable. We service, administer and collect the receivables on behalf of the purchaser. The agreement provides certain covenants and provides for various events of termination. The agreement expires in May 2004. At June 30, 2003, approximately $65.7 million of receivables were sold under the agreement and are therefore not reflected in the accounts receivable balance in our Consolidated Balance Sheet.

        Our primary ongoing cash requirements will be for operating and capital expenditures, product development activities and debt service. Our debt service requirements consist primarily of principal and interest on bank borrowings. We have not paid, and do not have any present intention to commence payment of cash dividends on the Class A common stock. We expect that ongoing requirements for operating and capital expenditures, product development activities and debt service will be funded by internally generated cash flow and availability under our revolving credit facility. We may also use cash to fund part or all of the cost of future acquisitions. Management believes that our working capital position, ability to generate strong cash flow and access to credit markets will allow us to meet our obligations for the next twelve months and the foreseeable future.

Environmental Matters

        Subsequent to the acquisition of Amphenol from Allied Signal Corporation in 1987 (Allied Signal merged with Honeywell International Inc., or Honeywell, in December 1999), Amphenol and Honeywell have been named jointly and severally liable as potentially responsible parties in relation to several environmental cleanup sites. We and Honeywell have jointly consented to perform certain investigations and remedial and monitoring activities at two sites and we and Honeywell have been jointly ordered to perform work at another site. The costs incurred relating to these three sites are currently reimbursed by Honeywell based on an agreement entered into in connection with the acquisition in 1987. For all sites covered by this agreement, to the extent that conditions or circumstances occurred or existed at the time of or prior to the acquisition, Honeywell is currently obligated to reimburse us 100% for such costs. Honeywell representatives work closely with us in addressing the most significant environmental liabilities covered by the agreement. Management does not believe that the costs associated with resolution of these or any other environmental matters will have a material adverse effect on our financial condition or results of operations. The environmental cleanup matters identified by us, including those referred to above, are covered by the Honeywell agreement.

Inflation and Costs

        The cost of our products is influenced by the cost of a wide variety of raw materials, including precious metals such as gold and silver used in plating; aluminum, copper, brass and steel used for contacts, shells and cable; and plastic materials used in molding connector bodies, inserts and cable. In general, increases in the cost of raw materials, labor and services have been offset by price increases, productivity improvements and cost saving programs.

Risk Management

        We have to a significant degree mitigated our exposure to currency risk in our business operations by manufacturing and procuring our products in the same country or region in which the products are sold so that costs reflect local economic conditions. In other cases involving U.S. export sales, raw materials are a significant component of product costs for the majority of such sales and raw material costs are generally dollar based on a worldwide scale, such as basic metals and petroleum derived materials.

Recent Accounting Changes

        Effective January 1, 2002, we adopted FAS No. 143, "Accounting for Asset Retirement Obligations" and FAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets". FAS No. 143 addresses the recognition and remeasurement of obligations associated with the retirement of tangible long-lived assets. FAS No. 144 addresses accounting and reporting for the impairment or disposal of long-lived assets, including discontinued operations. There was no effect to our Consolidated Financial Statements as a result of such adoption.

        In June 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 146 (FAS 146), "Accounting for Costs Associated with Exit or Disposal Activities". The statement addresses financial accounting and reporting for costs associated with exit or disposal activities and requires that a liability for such costs be recognized and measured in the period in which a liability is incurred. The statement was effective beginning January 1, 2003, and did not have a material impact on our Consolidated Financial Statements.

        In November 2002, the Financial Accounting Standards Board issued Interpretation No. 45 (FIN 45), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others". The Interpretation addresses the disclosures to be made by a guarantor in its financial statements about its obligations under guarantee. In addition, it also clarifies the requirements related to the recognition of a liability by a guarantor at the inception of a guarantee for the obligations the guarantor has undertaken in issuing that guarantee. The initial recognition and measurement provisions of this interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure provisions became effective December 15, 2002 and had no material impact on our Consolidated Financial Statements.

        In December 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 148 (FAS 148), "Accounting for Stock-Based Compensation—Transition and Disclosure". FAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this statement amends the disclosure requirements of FAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. We have elected to continue to apply APB Opinion 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for stock options, and the disclosures required by FAS 123 and 148 are included in the notes to our Consolidated Financial Statements.

        In January 2003, the Financial Accounting Standards Board issued Interpretation No. 46 (FIN 46), "Consolidation of Variable Interest Entities". It requires that the assets, liabilities and results of the activity of variable interest entities be consolidated into the financial statements of the company that has controlling financial interest. It also provides the framework for determining whether a variable interest entity should be consolidated based on voting interest or significant financial support provided to it. This Interpretation is effective July 1, 2003, and is not expected to have a material impact on our Consolidated Financial Statements.

        In April 2003, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 149 (FAS 149), "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." This statement amends and clarifies financial accounting and reporting for derivative instruments embedded in other contracts and for hedging activities under FAS 133, "Accounting for Derivative Instruments and Hedging Activities." This statement is effective for contracts entered into or modified after June 30, 2003, and is not expected to have a material impact on our Consolidated Financial Statements.

        In May 2003, the Financial Accounting Standard Board issued Statement of Financial Accounting Standards No. 150 (FAS 150), "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." This statement establishes standards for how an issuer classifies and measures in its statement of financial position certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances) because that financial instrument embodies an obligation of the issuer. This statement is effective for financial instruments entered into or modified after May 31, 2003, and did not have a material impact on our Consolidated Financial Statements.

Pensions

        We and our domestic subsidiaries have a defined benefit pension plan ("Plan") covering substantially all U.S. employees. Plan benefits are generally based on years of service and compensation and are generally noncontributory. Certain foreign subsidiaries also have defined benefit plans covering their employees.

        Our pension cost (credit) for all pension plans approximated $3.4 million and $0.3 million for the six months ended June 30, 2003 and 2002, respectively, and $0.7 million, $(0.3) million and $(0.3) million in 2002, 2001, and 2000, respectively, and is calculated based upon a number of actuarial assumptions established on January 1 of the applicable year, including an expected long-term rate of return on Plan assets. In developing our expected long-term rate of return assumption, we evaluated input from our actuaries and investment consultants as well as long-term inflation assumptions. Projected returns by such consultants are based on broad equity and bond indices. We also considered our historical 13 year compounded return of 10.8%, which has been in excess of these broad equity and bond benchmark indices. Our expected long-term rate of return on Plan assets is based on an asset allocation assumption of 60% with equity managers, with an expected long-term rate of return of 11%, 25% with fixed income managers, with an expected long-term rate of return of 6.75% and 15% with high yield bond managers, with an expected rate of return of 8.5%. Because of market fluctuation, our actual asset allocation as of December 31, 2002 was 50% with equity managers and 50% with fixed income managers, including high yield managers. We believe, however, that our long-term asset allocation on average will approximate 60% with equity managers and 40% with fixed income managers. We regularly review our actual asset allocation and periodically rebalance our investments to our targeted allocation when considered appropriate. Based on this methodology we reduced the expected long-term rate of return assumption by 100 basis points to 9.5% beginning in 2003. This will have the effect of increasing pension expense in 2003 by approximately $2 million.

        The discount rate used by us for valuing pension liabilities is based on a review of high quality corporate bond yields with maturities approximating the remaining life of the projected benefit obligations. The discount rate on this basis has decreased from 7.25% at December 31, 2001 to 6.5% at December 31, 2002. This will have the effect of increasing pension expense in 2003 by approximately $2 million. Although future changes to the discount rate are unknown, had the discount rate increased or decreased 50 basis points, the pension liability would have decreased $9.5 million or increased $10.4 million, respectively.

        The financial markets have declined significantly in recent years, which has had an adverse effect on Plan assets. In 2002, this resulted in a $42.5 million non-cash charge to the accumulated other comprehensive loss account component of stockholders' equity. Such charge represents an increase in the accrued pension liabilities of $67.0 million, net of deferred taxes. We estimate that, based on current actuarial calculations, we will make a cash contribution to the pension plans in 2003 of approximately $7.0 million. Cash contributions in subsequent years will depend on a number of factors including the investment performance of Plan assets.

Critical Accounting Policies and Estimates

        The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Our significant accounting policies are set forth below.

        Revenue Recognition—Sales and related cost of sales are recognized upon shipment of products. Allowances for estimated uncollectible accounts, discounts, returns and allowances are provided based upon historical experience, current trends and specific information which indicates that an allowance is appropriate.

        Inventories—Inventories are stated at the lower of standard cost, which approximates average cost, or market. Provisions for slow moving and obsolete inventory are provided based on historical experience and product demand.

        Depreciable Assets—Property, plant and equipment are carried at cost less accumulated depreciation. The appropriateness and the recoverability of the carrying value of such assets are periodically reviewed taking into consideration current and expected business conditions.

        The significant accounting policies are more fully described in Note 1 to our Consolidated Financial Statements.

BUSINESS

OUR COMPANY

        We design, manufacture and market electrical, electronic and fiber optic connectors, interconnect systems and coaxial and flat-ribbon cable. The primary end markets for our products are:

  •
  communication systems for the converging technologies of voice, video and data communications;

  •
  military and aerospace applications; and

  •
  a broad range of industrial applications including factory automation and motion control systems, medical and industrial instrumentation, mass transportation, natural resource exploration and automotive applications.

        For the fiscal year ended December 31, 2002, we reported net sales, operating income and net income of $1,062.0 million, $173.9 million and $80.3 million, respectively. In addition, for the six months ended June 30, 2003, we reported net sales, operating income and net income of $582.7 million, $94.4 million and $42.8 million, respectively. The table below summarizes information regarding our primary markets and end applications for our products:

	Communications		Military and Aerospace	Industrial/Automotive
Percentage of Sales (2002)	52%		25%	23%
Primary End Applications	Voice		Military and Commercial Aircraft	Industrial
	•	wireless handsets and	• avionics	•	factory automation
		personal communication	• engine controls	•	instrumentation and
		devices	• flight controls		medical systems
	•	base stations and other	• passenger related systems	•	mass transportation
		wireless and		•	oil exploration
		telecommunications	Missile systems	•	off-road construction
		infrastructure	Battlefield communications
			Satellite and Space Station	Automotive
	Video		programs	•	automobile safety systems
	•	cable television networks	Military vehicles	•	telematics
		and set top converters	Weapon and radar systems	•	other on-board electronics
Data
	•	cable modems
	•	servers and storage systems
	•	computers, personal computers and related peripherals
	•	data networking equipment

        We design and manufacture connectors and interconnect systems which are used primarily to conduct electrical and optical signals for a wide range of sophisticated electronic applications. We have developed a broad range of connector and interconnect products for communications equipment applications including the converging voice, video and data communications markets. We also develop interconnect products for factory automation, machine tools, instrumentation and medical systems, mass transportation applications and automotive applications, including airbags, pretensioner seatbelts and other on board automotive electronics. In addition, we supply high performance, military-specification, circular environmental connectors that require superior performance and reliability under conditions of stress and in hostile environments. These conditions are frequently encountered in military and aerospace applications and other demanding industrial applications, such as oil exploration, medical instrumentation and off-road construction.

        Our Times Fiber subsidiary produces coaxial cable for the cable television market. Our coaxial cable and connector products are used in cable television systems including full service cable television/telecommunication systems being installed by cable operators and by telecommunication companies offering video, voice and data services. We also supply coaxial cable to the developing international cable television market.

Business Segments

        The following table sets forth the dollar amounts of our net trade sales for our business segments. For a discussion of factors affecting changes in sales by business segment and additional segment financial data, see "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the "Notes to Consolidated Financial Statements."

	Six Months Ended June 30,		Year Ended December 31,
	2003	2002	2002	2001	2000
		(dollars in thousands)
Net trade sales by business segment:
Interconnect products and assemblies	$507,994	$436,089	$892,309	$906,799	$1,009,162
Cable products	74,673	90,752	169,693	196,972	350,540

Total	$582,667	$526,841	$1,062,002	$1,103,771	$1,359,702

Net trade sales by geographic area(1):
United States operations	$261,587	$254,598	$501,073	$538,938	$714,756
International operations	321,080	272,243	560,929	564,833	644,946

Total	$582,667	$526,841	$1,062,002	$1,103,771	$1,359,702

(1)
Based on customer location to which product is shipped.

  Interconnect Products and Assemblies

        We produce a broad range of interconnect products and assemblies primarily for voice, video and data communication systems, commercial and military aerospace systems, automotive and mass transportation applications, and industrial and factory automation equipment. Interconnect products include connectors, which when attached to an electronic or fiber optic cable, a printed circuit board or other device, facilitate electronic or fiber optic transmission. Interconnect assemblies generally consist of a system of cable and connectors for linking electronic and fiber optic equipment. We design and produce a broad range of connector and cable assembly products used in communication applications, such as: engineered cable assemblies used in base stations for wireless communication systems and internet networking equipment; smart card acceptor devices used in mobile GSM telephones, cable modems and other applications to facilitate reading data from smart cards; fiber optic couplers and connectors used in fiber optic signal transmission; input/output connectors and assemblies used for servers and data storage devices and linking personal computers and peripheral equipment; and sculptured flexible circuits used for integrating printed circuit boards in communication applications. We also design and produce a broad range of radio frequency connector products used in telecommunications, computer and office equipment, instrumentation equipment and local area networks. Our radio frequency interconnect products and assemblies are also used in base stations, mobile communication devices and other components of cellular and personal communications networks.

        We supply high performance, military-specification, circular environmental connectors. Such connectors require superior performance and reliability under conditions of stress and in hostile environments. High performance environmental connectors are generally used to interconnect electronic and fiber optic systems in sophisticated aerospace, military, commercial and industrial equipment. These applications present demanding technological requirements in that the connectors can be subject to rapid and severe temperature changes, vibration, humidity and nuclear radiation. Frequent applications of these connectors include aircraft, guided missiles, radar, military vehicles, equipment for spacecraft, energy, medical instrumentation, geophysical applications and off-road construction equipment. We also design and produce industrial interconnect products used in a variety of applications such as factory automation equipment, mass transportation applications including railroads and marine transportation; and automotive safety products including interconnect devices and systems used in automotive airbags, pretensioner seatbelts, antilock braking systems and other on board automotive electronic systems. We also design and produce highly-engineered cable and backplane assemblies. Such assemblies are specially designed by us in conjunction with OEM customers for specific applications, primarily for computer, wired and wireless communication systems, office equipment and aerospace applications. The cable assemblies utilize our connector and cable products as well as components purchased from others.

  Cable Products

        We design, manufacture and market coaxial cable primarily for use in the cable television industry. We manufacture two primary types of coaxial cable: semi-flexible, which has an aluminum tubular shield, and flexible, which has one or more braided metallic shields. Semi-flexible coaxial cable is used in the trunk and feeder distribution portion of cable television systems, and flexible cable (also known as drop cable) is used primarily for hookups from the feeder cable to the cable television subscriber's residence. Flexible cable is also used in other communication applications. We have also developed a broad line of radio frequency connectors for coaxial cable and fiber optic interconnect components for full service cable television/telecommunication networks.

        The rapid development in fiber optic technologies, digital compression (which allows several channels to be transmitted within the same bandwidth that a single analog channel currently requires) and other communication technologies, including our development of higher capacity coaxial cable, have resulted in technologies that enable cable television systems to provide channel capacity in excess of 500 channels. Such expanded channel capacity, along with other component additions, permit cable operators to offer full service networks with a variety of capabilities including near video-on-demand, pay-per-view special events, home shopping networks, interactive entertainment and education services, telephone services and high-speed access to data resources such as the Internet. With respect to expanded channel capacity systems, cable operators have generally adopted, and we believe that for the foreseeable future will continue to adopt, a cable system using both fiber optic cable and coaxial cable. Such systems combine the advantages of fiber optic cable in transmitting clear signals over a long distance without amplification, with the advantages of coaxial cable in ease of installation, low cost and compatibility with the receiving components of the customer's communication devices. We believe that while system operators are likely to increase their use of fiber optic cable for the trunk and feeder portions of the cable systems, there will be an ongoing need for high capacity coaxial cable for the local distribution and street-to-the-home portions of the cable system. In addition, U.S. cable system designs are increasingly being employed in international markets where cable television penetration is generally lower than in the U.S.

        We also produce flat-ribbon cable, a cable made of wires assembled side by side such that the finished cable is flat. Flat-ribbon cable is used to connect internal components in systems with space and component configuration limitations. The product is used in computer and office equipment components as well as in a variety of telecommunication applications.

International Operations

        Approximately 53% of our sales for the year ended December 31, 2002 were outside the United States. Approximately half of our international sales were in Europe. We have manufacturing and assembly facilities in the United Kingdom, Germany, France, the Czech Republic, and Estonia and sales offices in most European markets. Our European operations generally have strong positions in their respective local markets. The balance of our international activities are located in Asia, Canada, Latin America and Australia. Asian operations include manufacturing facilities in Japan, Taiwan, China, Korea, India and Malaysia. Our international manufacturing and assembly facilities generally serve the respective local markets and coordinate product design and manufacturing responsibility with our other operations around the world. We have low cost manufacturing and assembly facilities in Mexico, China, India and Eastern Europe to serve regional and world markets.

Customers

        Our products are used in a wide variety of applications by numerous customers, the largest of which accounted for approximately 4% of net sales for the year ended December 31, 2002. For the year 2002, approximately 50% of our net sales were in North America, 26% were in Europe and 24% were in Asia and other countries. We sell our products to over 10,000 customer locations worldwide through our own global sales force and independent manufacturers' representatives as well as through a global network of electronics distributors. There has been a trend on the part of OEM customers to consolidate their lists of qualified suppliers to companies that have a global presence, broad product portfolio, strong design capability, competitive pricing, and can meet quality and delivery standards. We have focused our global resources to position ourselves to compete effectively in this environment. We have concentrated our efforts on service and productivity improvements including advanced computer aided design and manufacturing systems, statistical process controls and just-in-time inventory programs to increase product quality and shorten product delivery schedules. We have achieved a preferred supplier designation from many of our OEM customers.

        Our sales to distributors represented approximately 20% of our 2002 sales. Our brand names, including "Amphenol," "Times Fiber," "Tuchel," "Socapex," "Sine," "Spectra-Strip," "Pyle-National," "Matrix," "Kai Jack" and others enhance our ability to reach the secondary market through our network of distributors.

Manufacturing

        We employ advanced manufacturing processes including molding, stamping, plating, turning, extruding, die casting and assembly operations as well as proprietary process technology for flat-ribbon and coaxial cable production. Our manufacturing facilities are generally vertically integrated operations from the initial design stage through final design and manufacturing. Outsourcing of certain fabrication processes is used when cost-effective. Substantially all of our manufacturing facilities are certified to the ISO9000 series of quality standards.

        We source our products on a worldwide basis with manufacturing and assembly operations in the Americas, Europe, Asia and Australia. To better serve high volume OEM customers, we have established just-in-time facilities near major customers.

        Our policy is to maintain strong cost controls in our manufacturing and assembly operations. We are continually evaluating and adjusting our expense levels and workforce to reflect current business conditions and maximize the return on capital investments.

        We purchase a wide variety of raw materials for the manufacture of our products, including precious metals such as gold and silver used in plating; aluminum, brass, steel, copper and bimetallic products used for cable, contacts and connector shells; and plastic materials used for cable and connector bodies and inserts. Such raw materials are generally available throughout the world and are purchased locally from a variety of suppliers. We are not dependent upon any one source for raw materials, or if one source is used we attempt to protect ourselves through long-term supply agreements.

Research and Development

        Our research and development expense for the creation of new and improved products and processes was $24.2 million, $22.6 million and $23.5 million for 2002, 2001 and 2000, respectively. Our research and development activities focus on selected product areas and are performed by individual operating divisions. Generally, the operating divisions work closely with OEM customers to develop highly-engineered products and systems that meet customer needs. We focus our research and development efforts primarily on those product areas that we believe have the potential for broad market applications and significant sales within a one-to-three year period.

Trademarks and Patents

        We own a number of active patents worldwide. We also regard our trademarks "Amphenol," "Times Fiber," "Tuchel," "Socapex," "Sine," "Spectra-Strip," "Pyle-National," "Matrix," "Kai Jack" and others to be of value in our businesses. We have exclusive rights in all our major markets to use these registered trademarks. While we consider our patents and trademarks to be valuable assets, we do not believe that our competitive position is dependent on patent or trademark protection or that our operations are dependent on any individual patent or trademark.

Competition

        We encounter competition in substantially all areas of our business. We compete primarily on the basis of engineering, product quality, price, customer service and delivery time. Competitors include large, diversified companies, some of which have substantially greater assets and financial resources than we do, as well as medium to small companies.

Backlog

        We estimate that our backlog of unfilled orders was $224.0 million and $229.0 million at December 31, 2002 and 2001, respectively. Orders typically fluctuate from quarter to quarter based on customer demands and general business conditions. Unfilled orders may be cancelled prior to shipment of goods. It is expected that all or a substantial portion of the backlog will be filled within the next 12 months. Significant elements of our business, such as sales to the cable television industry, distributors, the computer industry, and other commercial customers, generally have short lead times. Therefore, backlog may not be indicative of future demand.

Employees

        As of December 31, 2002, we had approximately 11,100 full-time employees worldwide. Of these employees, approximately 8,300 were hourly employees and the remainder were salaried. We had a one week strike in October 1995 at our Sidney, New York facility relating to the renewal of the labor contract at that facility with the International Association of Machinists and Aerospace Workers. We have not had any other significant work stoppages in the past ten years. We believe that we have a good relationship with our unionized and non-unionized employees.

MANAGEMENT

        The following table sets forth the name, age as of July 25, 2003 and position of our directors and executive officers.

Name	Age	Position
Martin H. Loeffler	58	Chairman of the Board, Chief Executive Officer, President and Director
Edward G. Jepsen	60	Executive Vice President and Chief Financial Officer
Timothy F. Cohane	51	Senior Vice President
Edward C. Wetmore	47	Secretary and General Counsel
Diana G. Reardon	44	Controller and Treasurer
Andrew M. Clarkson	66	Director
James H. Greene, Jr.	52	Director
Henry R. Kravis	59	Director
Andrew E. Lietz	64	Director
Marc S. Lipschultz	34	Director
Michael W. Michelson	52	Director
Scott C. Nuttall	30	Director
Dean H. Secord	67	Director

        Martin H. Loeffler has been a Director of Amphenol since December 1987 and Chairman of the Board since May 1997. He has been Chief Executive Officer since May 1996 and President since July 1987.

        Edward G. Jepsen has been Executive Vice President and Chief Financial Officer of Amphenol since May 1989 and prior thereto Senior Vice President and Director of Finance since November 1988.

        Timothy F. Cohane has been Senior Vice President of Amphenol since December 1994 and prior thereto a Vice President since 1991.

        Edward C. Wetmore has been Secretary and General Counsel of Amphenol since 1987.

        Diana G. Reardon has been Treasurer of Amphenol since March 1992 and Controller since July 1994 and prior thereto Assistant Controller since June 1988.

        Andrew M. Clarkson is currently actively employed as an independent business consultant. He was a Director of AutoZone, Inc. from 1986—December 2001 and also served as Chairman of the Finance Committee of AutoZone, Inc. from 1995 to 2001.

        James H. Greene, Jr. has been a Member of the limited liability company which serves as the general partner of KKR since 1996. He was a General Partner of KKR from 1993 to 1995. He is also a Director of Accuride Corporation, Owens-Illinois, Inc., Safeway Inc. and Shoppers Drug Mart Corporation.

        Henry R. Kravis is a Founding Partner of KKR and since January 1996 a Managing Member of the Executive Committee of the limited liability company which serves as the general partner of Kohlberg

Kravis Roberts & Co., L.P. He is also a Director of Accuride Corporation, Alliance Imaging, Inc., Borden Chemical, Inc., The Boyds Collection, Ltd., Evenflo Company Inc., KinderCare Learning Centers, Inc., KSL Recreation Corporation, PRIMEDIA Inc., Sotheby's Holdings, Inc. and Willis Group Holdings Limited.

        Andrew E. Lietz is Managing Director of Rye Capital Management, LLC. He was President and Chief Executive Officer of Hadco Corporation from 1995 until 2000. He is also a Director of Omtool, Ltd.

        Marc S. Lipschultz has been an Executive at KKR since 1995. Prior thereto, he was an investment banker with Goldman, Sachs & Co. He is also a Director of The Boyds Collection, Ltd.

        Michael W. Michelson has been a member of the limited liability company which serves as the General Partner of KKR since 1996 and was a General Partner of KKR from 1987 to 1995. He is a Director of Alliance Imaging, Inc. KinderCare Learning Centers, Inc. and Owens-Illinois, Inc.

        Scott C. Nuttall has been an executive at KKR since November 1996. He is also a Director of Kinder-Care Learning Centers, Inc., Walter Industries, Inc. and Willis Group Holdings Limited.

        Dean H. Secord is currently actively employed as an independent business consultant. He served as an international audit partner of PricewaterhouseCoopers through July 2001.

SELLING STOCKHOLDERS

        The following table sets forth information with respect to the beneficial ownership of our common stock as of July 25, 2003 by each of the selling stockholders and the number of shares to be sold hereunder. The information in the table assumes that the underwriters do not exercise their overallotment option to purchase an additional 1,300,000 shares of Class A common stock from the selling stockholders.

        Unless otherwise indicated, the address of each person named in the table below is Amphenol Corporation, 358 Hall Avenue, Wallingford, CT 06492. The amounts and percentages of Class A common stock beneficially owned are reported on the basis of regulations of the Securities and Exchange Commission governing the determination of beneficial ownership of securities. Under the rules of the Commission, a person is deemed to be a "beneficial owner" of a security if that person has or shares "voting power," which includes the power to vote or to direct the voting of such security, or "investment power," which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which such person has no economic interest. In addition, the amounts of Class A common stock and percentage as reported in the table include shares issuable upon the exercise of unvested options awarded under our prior and current stock purchase and option plans. The percentage of our share capital before and after this offering is based on 42,638,349 shares of Class A common stock outstanding on July 25, 2003.

	Shares Beneficially Owned (2)			Shares Beneficially Owned After Sale of Shares (3)
Name and Address			Shares to be Sold Hereunder
	Number	%		Number	%
KKR Associates 1996 L.P. (1) c/o Kohlberg Kravis Roberts & Co., L.P. 9 West 57th Street New York, New York 10019	20,881,400	48.97%	7,800,238	13,081,162	30.68%
Timothy F. Cohane (4)(5)	729,352	1.71	272,449	456,903	1.07
James H. Greene, Jr. (6)(7)	20,881,400	48.97	7,800,238	13,081,162	30.68
Edward G. Jepsen (4)(5)	806,995	1.89	272,449	534,546	1.25
Henry R. Kravis (6)(7)	20,881,400	48.97	7,800,238	13,081,162	30.68
Marc S. Lipschultz (6)	—	—	—	—	—
Martin H. Loeffler (4)(5)	1,414,113	3.32	300,000	1,114,113	2.61
Michael W. Michelson (6)(7)	20,881,400	48.97	7,800,238	13,081,162	30.68
Scott C. Nuttall (6)	—	—	—	—	—
Diana G. Reardon (4)(5)	89,252	*	33,340	55,912	*
Edward C. Wetmore (4)(5)	79,348	*	21,524	57,824	*

*
Less than 1%

(1)
Shares of Class A Common Stock shown, as owned by KKR, are owned of record by three limited partnerships affiliated with KKR, KKR 1996 Fund L.P. (16,322,247 shares), NXS Associates L.P. (4,416,181 shares) and KKR Partners II L.P. (142,972 shares). Messrs. James H. Greene, Jr., Henry R. Kravis and Michael W. Michelson (directors of Amphenol), and Todd A. Fisher, Edward A. Gilhuly, Perry Golkin, Johannes P. Huth, Alex Navab, Jr., Paul E. Raether, Neil A. Richardson, George R. Roberts and Scott M. Stuart, as members of the limited liability company which serves as the general partner of KKR, may be deemed to share beneficial ownership of the shares of the Class A common stock shown as beneficially owned by KKR. Mr. Roberts was a director of Amphenol until April 1, 2003. Each of these individuals disclaims beneficial ownership of such shares, other than to the extent of his economic interest in such partnerships.

(2)
The share ownership amounts and percentages for Messrs. Loeffler, Jepsen, Cohane and Wetmore and Ms. Reardon reflected in this column includes shares which are not presently owned by such individuals but which would be issuable upon the exercise of unvested options awarded to them. Excluding such shares, Messrs. Loeffler, Jepsen,

  Cohane and Wetmore and Ms. Reardon beneficially own 1,021,313, 649,095, 627,552, 44,488 and 52,392 shares, respectively, which would constitute 2.40%, 1.52%, 1.47%, 0.10% and 0.12%, respectively, of the outstanding shares of Class A common stock on July 25, 2003.

(3)
The share ownership amounts and percentages for Messrs. Loeffler, Jepsen, Cohane and Wetmore and Ms. Reardon reflected in this column includes shares which are not presently owned by such individuals but which would be issuable upon the exercise of unvested options awarded to them. Excluding such shares, after the sale of the shares offered hereby Messrs. Loeffler, Jepsen, Cohane and Wetmore and Ms. Reardon would beneficially own 721,313, 376,646, 355,103, 22,964 and 19,052 shares, respectively, which would constitute 1.69%, 0.88%, 0.83%, 0.05% and 0.04%, respectively, of the outstanding shares of Class A common stock on July 25, 2003.

(4)
Mr. Loeffler is the Chairman, Chief Executive Officer and President of the Company, Mr. Jepsen is Executive Vice President and Chief Financial Officer of the Company, Mr. Cohane is a Senior Vice President of the Company, Ms. Reardon is Controller and Treasurer of the Company and Mr. Wetmore is the Secretary and General Counsel of the Company.

(5)
Messrs. Loeffler, Jepsen, Cohane and Wetmore and Ms. Reardon entered into Management Stockholders' Agreements with Amphenol on May 19, 1997 and each were awarded 673,076, 461,538, 461,538, 34,000 and 34,000 options, respectively, to acquire Amphenol shares under the 1997 Option Plan for Key Employees of Amphenol and Subsidiaries (the "1997 Option Plan"). Messrs. Loeffler, Jepsen, Cohane and Wetmore and Ms. Reardon also received additional option awards in 1998 and 1999 under the 1997 Option Plan. The significant transfer restrictions of the Management Stockholders' Agreements on any shares acquired upon exercise of options awarded under the 1997 Option Plan expired on May 19, 2002. Pursuant to new Management Stockholders' Agreements entered into under the 2000 Stock Purchase and Option Plan for Key Employees of Amphenol and Subsidiaries (the "2000 Option Plan"), Messrs. Loeffler, Jepsen, Cohane and Wetmore and Ms. Reardon agreed to retain ownership of 41,666, 33,333, 33,333, 2,000 and 2,000 Amphenol shares or vested options under the 1997 Option Plan, respectively, until at least June 6, 2005 and received awards of 167,000, 117,000, 117,000, 23,000 and 23,000 stock options, respectively, under the 2000 Option Plan. Messrs. Loeffler, Jepsen, Cohane and Wetmore and Ms. Reardon also received additional option awards under the 2000 Option Plan in 2001, 2002 and 2003 under the Amended 2000 Stock Purchase and Option Plan for Key Employees of Amphenol and Subsidiaries. Such retained shares and any shares acquired upon exercise of options awarded under the 2000 Option Plan are subject to significant transfer restrictions until June 2005. The share ownership amounts for Messrs. Loeffler, Jepsen, Cohane and Wetmore and Ms. Reardon reflected in this table include (i) 997,276, 601,138, 575,738, 44,140 and 42,928 shares, respectively, which are not presently owned by such individuals but which would be issuable upon the exercise of stock options which are currently exercisable or exercisable within 60 days of July 25, 2003 and (ii) 392,800, 157,900, 101,800, 34,860 and 36,860 shares, respectively, which are not presently owned by such individuals but which would be issuable upon the exercise of unvested stock options.

(6)
The share ownership amounts for Messrs. Greene, Kravis, Lipschultz, Michelson and Nuttall, reflected in this table do not include any shares of Class A common stock which may be issued pursuant to the Amphenol Corporation Directors' Deferred Compensation Plan. The cumulative balance in Messrs. Kravis, Lipschultz and Michelson's Directors' Deferred Compensation accounts as of July 25, 2003 is 6,019 unit shares each. Mr. Nuttall was appointed to the Board of Directors on January 24, 2001 and the cumulative balance in his Directors' Deferred Compensation accounts as of July 25, 2003 is 1,949 unit shares. Mr. Greene was appointed to the Board of Directors on April 1, 2003 and the cumulative balance in his Directors' Deferred Compensation accounts as of July 25, 2003 is 160 unit shares. Messrs. Lipschultz and Nuttall are each a director of Amphenol and an executive of KKR.

(7)
Messrs. Greene, Kravis and Michelson disclaim beneficial ownership of such shares except to the extent of their respective economic interests in the partnerships owning such shares.

        If the underwriters exercise their allotment option to purchase an additional 1,300,000 shares of Class A common stock, the KKR affiliates and Messrs. Loeffler, Jepsen, Cohane and Wetmore will sell an additional 1,170,534, 44,828, 40,711, 40,711 and 3,216 shares, respectively. Upon the sale of such shares, the KKR affiliates and Messrs. Loeffler, Jepsen, Cohane and Wetmore will beneficially own 11,910,628, 1,069,285, 493,835, 416,192 and 54,608 shares (including shares which are not presently owned by such individuals but which would be issuable upon the exercise of the unvested options awarded to such individuals), respectively, which would constitute 27.93%, 2.51%, 1.16%, 0.98% and 0.13%, respectively, of the outstanding shares of Class A common stock on July 25, 2003.

Registration Rights Agreement and Management Stockholders' Agreements

        We have entered into a registration rights agreement with KKR and its affiliates. Under the registration rights agreement, KKR, its affiliates and certain of their transferees, may require us to file a registration statement under the Securities Act to register the sale of shares of our Class A common stock held by them. The registration rights agreement also provides, subject to a number of conditions and limitations, that KKR and those transferees have "piggy-back" registration rights in connection with registered offerings of our shares that we initiate. Under this agreement, we will be required to pay all registration expenses for the first ten registrations. In addition, we are required to indemnify the persons whose shares we register, and they in turn are required to indemnify us with respect to any information they provide, against certain liabilities in respect of any registration statement or offering covered by the registration rights agreement.

        As of July 25, 2003, 2,860,150 shares of Class A common stock, which may be issued pursuant to options granted to employees under the Amended 2000 Stock Purchase and Option Plan for Key Employees of Amphenol and Subsidiaries, are subject to transfer restrictions until June 6, 2005 under Management Stockholders' Agreements. One exception to this transfer restriction allows an employee to sell shares of his or her common stock under an effective registration statement at the time KKR, or its affiliates, sells shares pursuant to such registration statement, in the same proportion as KKR sells its shares. Except for the executive officers listed in the selling stockholders table, none of our employees will participate in this offering. However, in connection with this offering and in consideration of an agreement not to exercise any piggyback registration rights such stockholders may have in connection with the registration of the shares offered hereby, effective upon the closing of the sale of shares offered hereby, we will release these transfer restrictions on an aggregate of 618,940 of shares that may be issued upon exercise of stock options referred to above, such that these shares, when issued, may be immediately sold in the open market by any of our employees who are not affiliates or executive officers. These shares, other than shares held by our executive officers, are not subject to any lock-up arrangement with Citigroup Global Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Morgan Stanley & Co. Incorporated.

SHARES ELIGIBLE FOR FUTURE SALE

        Our Class A common stock trades on the New York Stock Exchange under the symbol "APH." Future sales of substantial amounts of our Class A common stock, including shares issued upon the exercise of outstanding options, in the public market could adversely affect market prices prevailing from time to time and could impair our ability to raise capital through the sale of our equity securities. Sales of our Class A common stock in the public market after the restrictions, described below, lapse, or the perception that such sales may occur, could adversely affect the prevailing market price.

        Upon completion of this offering, we will have outstanding 42,638,349 shares of Class A common stock, without taking into account 5,127,111 shares that may be issued upon exercise of options outstanding as of July 25, 2003.

        The 8,700,000 shares of Class A common stock being sold in this offering will be freely tradeable (other than by an affiliate of our company as that term is defined in the Securities Act of 1933, or Securities Act) without restriction or registration under the Securities Act. All of our shares held by our principal stockholders, directors and officers will be restricted securities within the meaning of Rule 144 and may be sold in the public market only if registered or sold under an exemption from registration under the Securities Act, including the exemption provided by Rule 144. We entered into a registration rights agreement with our principal stockholders with respect to the shares of our Class A common stock they hold. See "Selling Stockholders—Registration Rights Agreements and Management Stockholder Agreements."

        We, our directors and group executive officers, and each of the selling shareholders have agreed, subject to certain exceptions, not to dispose of or hedge any shares of our Class A common stock or any securities convertible into or exchangeable for our Class A common stock without the prior written consent of Citigroup Global Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Morgan Stanley & Co. Incorporated for a period of 150 days from the date of this prospectus supplement. Citigroup Global Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Morgan Stanley & Co. Incorporated in their sole discretion may release any of the securities subject to these arrangements at any time without notice.

        Pursuant to stockholder and subscription agreements, certain of our employee and management stockholders, including our directors and executive officers, are subject to existing transfer restrictions in excess of 150 days on approximately 2,860,150 shares that may be issued upon exercise of existing stock options. However, in connection with this offering and in consideration of an agreement not to exercise any piggyback registration rights such stockholders may have in connection with the registration of the shares offered hereby, effective upon the closing of the sale of shares offered hereby, we will release these transfer restrictions on an aggregate of 618,940 shares that may be issued upon exercise of stock options, such that these shares, when issued, may be immediately sold in the open market by any of our employees who are not affiliates or executive officers. These shares, other than the shares held by our executive officers, are not subject to any lock-up arrangement with Citigroup Global Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Morgan Stanley & Co. Incorporated.

        In general, under Rule 144 as currently in effect, a person, or persons whose shares are aggregated, who has beneficially owned restricted shares for at least one year, including a person who may be deemed an affiliate of ours, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

  •
  1% of the number of the shares then outstanding, which is approximately 426,383 shares assuming no exercise of outstanding options; or

  •
  The average weekly trading volume of the shares of our Class A common stock on the New York Stock Exchange during the four calendar weeks before the filing of a Form 144 with the respect to that sale.

        Sales under Rule 144 are also subject to requirements relating to manner of sale, notice and availability of current public information about us. Under Rule 144(k), a person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any previous owner except an affiliate of ours, is entitled to sell those shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

        In addition, we have filed registration statements on Form S-8 under the Securities Act, which covered all shares of our Class A common stock reserved for issuance under our various stock incentive plans. Shares registered under these registration statements are available for sale in the open market unless these shares are subject to vesting restrictions.

        We also may issue shares of our Class A common stock from time to time as consideration for future acquisitions and investments. In the event any such acquisition or investment is significant, the number of shares that we may issue may in turn be significant. In addition, we may also grant registration rights covering those shares in connection with any such acquisitions and investments.

UNDERWRITING

        Subject to the terms and conditions contained in an underwriting agreement, dated August 15, 2003, the underwriters named below, who are represented by Citigroup Global Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Morgan Stanley & Co. Incorporated, have severally agreed to purchase from the selling stockholders the number of shares set forth opposite their names below:

Underwriters:	Number of shares
Citigroup Global Markets Inc.	2,020,140
Merrill Lynch, Pierce, Fenner & Smith Incorporated	2,020,140
Morgan Stanley & Co. Incorporated	2,020,140
Lehman Brothers Inc.	757,770
UBS Securities LLC	757,770
Deutsche Bank Securities Inc.	280,140
J.P. Morgan Securities Inc.	280,140
Thomas Weisel Partners LLC	280,140
Cazenove Inc.	141,810
Stifel, Nicolaus & Company, Incorporated	141,810
Total	8,700,000

        The underwriting agreement provides that the obligations of the underwriters to purchase and accept delivery of the shares included in this offering are subject to approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to purchase and accept delivery of all the shares (other than those covered by the over-allotment option described below) if they purchase any of the shares.

        The underwriters propose to initially offer some of the shares directly to the public at the public offering price set forth on the cover page of this prospectus and some of the shares to certain dealers at the public offering price less a concession not in excess of $1.18 per share. The underwriters may allow, and these dealers may re-allow, a concession not in excess of $0.10 per share on sales to some other dealers. After the initial offering of the shares to the public, the representatives of the underwriters may change the public offering price and these concessions. The underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.

        The following table shows the underwriting fees that the selling stockholders will pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares of Class A common stock.

	Paid by the Selling Stockholders
	No Exercise	Full Exercise
Per share	$1.98	$1.98
Total	$17,226,000	$19,800,000

        We will pay the offering expenses, estimated to be $510,000.

        The selling stockholders have granted to the underwriters an option, exercisable for 30 days from the date of the underwriting agreement, to purchase up to 1,300,000 additional shares at the public offering price less the underwriting fees. The underwriters may exercise this option solely to cover over-allotments, if any, made in connection with this offering. To the extent that the underwriters exercise this option, each underwriter will become obligated, subject to some conditions, to purchase a number of additional shares approximately proportionate to that underwriter's initial purchase commitment.

        Amphenol and the selling stockholders have agreed to indemnify the underwriters against some civil liabilities, including liabilities under the Securities Act of 1933 or to contribute to payments that the underwriters may be required to make in respect of any of these liabilities.

        Each of Amphenol, its executive officers and directors and KKR and its affiliates has agreed that, for a period of 150 days from the date of this prospectus, they will not, without the prior written consent of Citigroup Global Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Morgan Stanley & Co. Incorporated:

  •
  offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any shares of Class A common stock or any securities convertible into or exercisable or exchangeable for Class A common stock, or

  •
  enter into any swap or other arrangements that transfers all or a portion of the economic consequences associated with the ownership of any Class A common stock.

        Each of the above transfer restrictions will apply regardless of whether a covered transaction is to be settled by the delivery of Class A common stock or other securities, in cash or otherwise. During the 150-day period, Amphenol may grant stock options pursuant to existing stock option plans, issue shares upon the exercise of an option or warrant or the conversion of some securities and issue shares as consideration for some acquisitions made by Amphenol or its subsidiaries. In addition, during the 150-day period, we have agreed not to file any registration statement with respect to, and each of our executive officers and directors and KKR and its affiliates has agreed not to make any demand for, or exercise any right with respect to, the registration of any shares of Class A common stock or any securities convertible into or exercisable for Class A common stock without the prior written consent of Citigroup Global Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Morgan Stanley & Co. Incorporated.

        Other than in the United States, no action has been taken by us, the selling stockholders or the underwriters that would permit a public offering of the shares of Class A common stock included in this offering in any jurisdiction where action for that purpose is required. The shares included in this offering may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisement in connection with the offer and sale of any of these shares be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of such jurisdiction. Persons who receive this prospectus are advised to inform themselves about and to observe any restrictions relating to the offering of the Class A common stock and the distribution of this prospectus. This prospectus is not an offer to sell or a solicitation of an offer to buy any shares of Class A common stock included in this offering in any jurisdiction where that would not be permitted or legal.

        The underwriters or their affiliates have provided or may in the future provide investment banking or other financial advisory services to KKR and its affiliates and/or to us and our affiliates in the ordinary course of business, for which they have received and are expected to receive customary fees and expenses.

        In connection with this offering, some underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Class A common stock. Specifically, the underwriters may overallot this offering, creating a syndicate short position. In addition, the underwriters may bid for and purchase shares of Class A common stock in the open market to cover syndicate short positions or to stabilize the price of the Class A common stock. These activities may stabilize or maintain the market price of the Class A common stock above independent market levels. The underwriters are not required to engage in these activities and may end any of these activities at any time.

LEGAL MATTERS

        The validity of the shares of Class A common stock offered hereby will be passed upon for us by Simpson Thacher & Bartlett LLP, New York, New York and for the underwriters by Latham & Watkins LLP. Certain partners of Simpson Thacher & Bartlett LLP and Latham & Watkins LLP, and members of their families, related persons and others have an indirect interest, through limited partnerships, who are investors in KKR 1996 Fund L.P., in less than 1% of the Class A common stock. In addition, Simpson Thacher & Bartlett LLP and Latham & Watkins LLP have in the past provided, and may continue to provide, legal services to KKR and its affiliates, including KKR 1996 Fund L.P.

EXPERTS

        The financial statements and related financial statement schedule included and incorporated by reference in this prospectus from the Company's Annual Report on Form 10-K/A for the year ended December 31, 2002 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports which are included and incorporated by reference herein (which reports express an unqualified opinion and include an explanatory paragraph referring to the adoption of Statement of Financial Accounting Standards No. 142), and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

Available Information

        We file reports, proxy statements and other information with the SEC. You may read and obtain copies of this information by mail from the Public Reference Room of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Further information on the operation of the SEC's Public Reference Room in Washington, D.C. can be obtained by calling the SEC at 1-800-SEC-0330.

        Our Internet website is www.amphenol.com. On the Investor Info page of that website, we provide access to all of our SEC filings free of charge, as soon as reasonably practicable after filing with the SEC. Additionally, our SEC filings are available at the SEC's website (www.sec.gov).

        Our Class A common stock is listed on the New York Stock Exchange (symbol: APH), and reports, proxy statements and other information concerning us can also be inspected at the offices of the New York Stock Exchange at 20 Broad Street, New York, New York 10005. In addition, reports, proxy statements and other information concerning our company can be inspected at our offices at 358 Hall Avenue, Wallingford, Connecticut 06492. Our Internet website at www.amphenol.com contains information concerning us. The information at our Internet website is not incorporated in this prospectus supplement and the accompanying prospectus by reference, and you should not consider it a part of this prospectus supplement or the accompanying prospectus.

Incorporation by Reference

        We will "incorporate by reference" information into this prospectus supplement and the accompanying prospectus by disclosing important information to you by referring you to another document that is filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus supplement and the accompanying prospectus, and later information that we file with the SEC will automatically update and supersede that information. This prospectus supplement and the accompanying prospectus incorporate by reference the documents set forth below that have been previously filed with the SEC. These documents contain important information about us.

SEC Filings	Period/Date
Annual Report on Form 10-K	Year ended December 31, 2002 (Amended by Annual Report on Form 10-K/A filed August 5, 2003)
Quarterly Reports on Form 10-Q	Quarter ended March 31, 2003 (Amended by Quarterly Report on Form 10-Q/A filed August 5, 2003) and quarter ended June 30, 2003
Current Reports on Form 8-K	May 12 and June 13, 2003

        We are also incorporating by reference additional documents that we file with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, between the date of this prospectus supplement and the termination of the offering of the Class A common stock.

        We will provide without charge to each person, including any beneficial owner, to whom a copy of this prospectus has been delivered, a copy of any and all of these filings. You may request a copy of these filings by writing or telephoning us at:

  Amphenol Corporation
  358 Hall Avenue
  Wallingford, Connecticut 06492
  (203) 265-8900

INDEX TO CONSOLIDATED
FINANCIAL STATEMENTS OF AMPHENOL CORPORATION

CONSOLIDATED FINANCIAL STATEMENTS (AUDITED):

Independent Auditors' Report

To the Board of Directors and
        Shareholders of Amphenol Corporation

        We have audited the accompanying consolidated balance sheets of Amphenol Corporation and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Amphenol Corporation and subsidiaries as of December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

        As discussed in Note 1 to the Consolidated Financial Statements, the Company changed its method of accounting for goodwill and other intangible assets to conform to Statement of Financial Accounting Standards No. 142.

/s/  DELOITTE & TOUCHE LLP
Hartford, Connecticut
January 14, 2003

CONSOLIDATED STATEMENT OF INCOME
(dollars in thousands, except per share data)

	Year Ended December 31,
	2002	2001	2000
Net sales	$1,062,002	$1,103,771	$1,359,702
Costs and expenses:
Cost of sales, excluding depreciation and amortization	700,302	704,278	886,385
Depreciation and amortization expense	34,825	32,316	29,448
Selling, general and administrative expense	152,928	155,810	186,052
Amortization of goodwill		14,340	13,394

Operating income	173,947	197,027	244,423
Interest expense	(45,930)	(56,099)	(61,710)
Other expenses, net	(5,355)	(5,573)	(9,495)

Income before income taxes	122,662	135,355	173,218
Provision for income taxes	(42,318)	(51,645)	(65,314)

Net income	$80,344	$83,710	$107,904

Net income per common share—Basic	$1.89	$2.00	$2.59

Average common shares outstanding—Basic	42,445,849	41,920,616	41,584,069
Net income per common share—Diluted	$1.85	$1.95	$2.52

Average common shares outstanding—Diluted	43,445,600	42,997,121	42,878,922

See accompanying notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEET
(dollars in thousands, except per share data)

	December 31,
	2002	2001
Assets
Current Assets:
Cash and short-term cash investments	$20,659	$27,975
Accounts receivable, less allowance for doubtful accounts of $8,812 and $5,191	131,252	113,370
Inventories:
Raw materials and supplies	38,133	41,514
Work in process	111,337	111,409
Finished goods	56,173	55,393

	205,643	208,316
Prepaid expenses and other assets	31,610	20,596

Total current assets	389,164	370,257

Land and depreciable assets:
Land	12,679	11,430
Buildings	95,578	89,104
Machinery and equipment	337,860	315,554

	446,117	416,088
Less accumulated depreciation	(285,427)	(251,201)

	160,690	164,887
Deferred debt issuance costs	4,382	5,795
Goodwill	486,841	460,442
Deferred taxes and other assets	37,831	25,362

	$1,078,908	$1,026,743

Liabilities & Shareholders' Equity
Current Liabilities:
Accounts payable	$88,533	$80,501
Accrued interest	4,957	8,499
Accrued salaries, wages and employee benefits	24,568	24,700
Other accrued expenses	39,493	29,995
Current portion of long-term debt	78,363	59,705

Total current liabilities	235,914	203,400

Long-term debt	565,885	660,614
Accrued pension and post employment benefit obligations	102,418	35,687
Deferred taxes and other liabilities	7,709	23,109
Commitments and contingent liabilities (Notes 2, 6 and 9)
Shareholders' Equity:
Class A Common Stock, $.001 par value; 100,000,000 shares authorized; 42,571,623 and 42,300,068 shares outstanding at December 31, 2002 and 2001, respectively	43	42
Additional paid-in capital (deficit)	(274,282)	(280,224)
Accumulated earnings	522,440	442,096
Accumulated other comprehensive loss	(81,219)	(57,981)

Total shareholders' equity	166,982	103,933

	$1,078,908	$1,026,743

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
(dollars in thousands, except per share data)

	Common Stock	Additional Paid-In Capital (Deficit)	Comprehensive Income		Accumulated Earnings	Accumulated Other Comprehensive Loss	Total Shareholders' Equity (Deficit)
Balance December 31, 1999	$41	$(318,661)			$250,482	$(13,028)	$(81,166)
Comprehensive income:
Net income			[$	107,904 ]	107,904		107,904

Other comprehensive loss, net of tax:
Translation adjustments				(10,702)		(10,702)	(10,702)

Comprehensive income			[$	97,202 ]

Stock options exercised, including tax benefit		2,501					2,501
Deferred compensation		180					180
279,414 shares issued in connection with acquisitions	1	10,516					10,517

Balance December 31, 2000	42	(305,464)			358,386	(23,730)	29,234
Comprehensive income:
Net income			[$	83,710 ]	83,710		83,710

Other comprehensive loss, net of tax:
Translation adjustments				(9,612)		(9,612)	(9,612)
Revaluation of interest rate derivatives				(8,837)		(8,837)	(8,837)
Minimum pension liability adjustment				(15,802)		(15,802)	(15,802)

Other comprehensive loss				(34,251)

Comprehensive income			[$	49,459 ]

Deferred compensation		240					240
606,796 shares issued in connection with acquisition		25,000					25,000

Balance December 31, 2001	42	(280,224)			442,096	(57,981)	103,933
Comprehensive income:
Net income			[$	80,344 ]	80,344		80,344

Other comprehensive loss, net of tax:
Translation adjustments				10,377		10,377	10,377
Expiration of interest rate derivatives				8,837		8,837	8,837
Minimum pension liability adjustment				(42,452)		(42,452)	(42,452)

Other comprehensive loss				(23,238)

Comprehensive income			[$	57,106 ]

Deferred compensation		166					166
Stock options exercised, including tax benefit	1	5,776					5,777

Balance December 31, 2002	$43	$(274,282)			$522,440	$(81,219)	$166,982

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENT OF CASH FLOW
(dollars in thousands, except per share data)

	Year Ended December 31,
	2002	2001	2000
Net income	$80,344	$83,710	$107,904
Adjustments for cash from operations:
Depreciation and amortization	34,825	32,316	29,448
Amortization of goodwill		14,340	13,394
Amortization of deferred debt issuance costs	1,413	2,235	2,237
Net change in:
Accounts receivable	1,054	74,924	(70,879)
Inventory	12,897	(2,793)	(4,402)
Prepaid expenses and other assets	1,951	(1,331)	1,213
Accounts payable	3,701	(44,206)	41,440
Accrued liabilities	(305)	(34,470)	26,257
Accrued interest	(3,530)	(2,099)	1,332
Accrued pension and post employment benefits	121	(1,827)	2,052
Deferred taxes and other liabilities	(625)	(1,492)	6,886
Other	(283)	(457)	(2,729)

Cash flow provided by operations	131,563	118,850	154,153

Cash flow from investing activities:
Additions to property, plant and equipment	(18,816)	(38,555)	(53,105)
Investments in acquisitions	(33,796)	(60,518)	(67,716)

Cash flow used by investing activities	(52,612)	(99,073)	(120,821)

Cash flow from financing activities:
Net change in borrowings under revolving credit facilities	(17,839)	24,413	(6,308)
Decrease in borrowings under Bank Agreement	(63,205)	(30,000)	(42,252)
Net change in receivables sold	(11,000)	(10,800)	25,000
Proceeds from exercise of stock options including tax benefit	5,777		1,915

Cash flow used by financing activities	(86,267)	(16,387)	(21,645)

Net change in cash and short-term cash investments	(7,316)	3,390	11,687
Cash and short-term cash investments balance, beginning of period	27,975	24,585	12,898

Cash and short-term cash investments balance, end of period	$20,659	$27,975	$24,585

Cash paid during the year for:
Interest	$48,059	$55,425	$58,521
Income taxes paid, net of refunds	34,061	60,662	54,429

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands, except per share data)

Note 1-Summary of Significant Accounting Policies

  Operations

        Amphenol Corporation ("Amphenol" or the "Company") is in two business segments which consist of manufacturing and selling interconnect products and assemblies, and manufacturing and selling cable products.

  Use of Estimates

        The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Reclassifications

        Certain reclassifications have been made to the prior years' financial statements to conform to the 2002 classifications.

  Principles of Consolidation

        The consolidated financial statements include the accounts of the Company and its subsidiaries. Intercompany transactions have been eliminated in consolidation.

  Cash and Short-Term Cash Investments

        Cash and short-term cash investments consist of cash and liquid investments with an original maturity of less than three months. The carrying amount approximates fair value of those instruments.

  Inventories

        Inventories are stated at the lower of standard cost, which approximates average cost, or market. The principal components of cost included in inventories are materials, direct labor and manufacturing overhead.

  Depreciable Assets

        Property, plant and equipment are carried at cost. Depreciation and amortization of property, plant and equipment are provided on a straight-line basis over the respective asset lives determined on a composite basis by asset group or on a specific item basis using the estimated useful lives of such assets which range from 3 to 12 years for machinery and equipment and 20 to 40 years for buildings. It is the Company's policy to periodically review fixed asset lives.

  Deferred Debt Issuance Costs

        Deferred debt issuance costs are being amortized on the interest method over the term of the related debt and such amortization is included in interest expense.

  Goodwill

        Through December 31, 2001, for acquisitions completed prior to July 1, 2001, the excess of cost over the fair value of net assets acquired (goodwill) was being amortized on the straight-line basis over a period of 40 years. Accumulated amortization is $148,779 at December 31, 2001. Effective July 1, 2001, the Company adopted the provisions of Financial Accounting Standards ("FAS") No. 141, "Business Combinations" and No. 142, "Goodwill and Other Intangible Assets," applicable to business combinations completed after June 30, 2001. In accordance with these standards, goodwill resulting from acquisitions after June 30, 2001 is not amortized and beginning January 1, 2002, goodwill for acquisitions completed prior to July 1, 2001 is not amortized. The Company adopted the additional provisions of FAS No. 142 effective January 1, 2002, which include provisions for annual evaluations for impairment of goodwill. The Company performs its annual evaluation for the impairment of goodwill for each of the Company's reporting units, in accordance with FASB 142, as of June 30. The Company has defined its reporting units as the operating segments within its two reportable business segments "Interconnect Products and Assemblies" and "Cable Products", as the components of these operating segments have similar economic characteristics. Goodwill impairment for each reporting unit is evaluated using a two step approach requiring the Company to determine the fair value of the reporting unit and compare that to the carrying value including goodwill. If the carrying value exceeded the fair value, the goodwill of the reporting unit would be potentially impaired and a second step of additional testing would be performed to measure the impairment loss. As of June 30, 2002, the fair market value of the Company's reporting units exceeded the carrying value and therefore no impairment was recognized. In 2002, goodwill increased by $26,399 primarily as a result of five relatively minor acquisitions with a total acquisition price of $26,970, less the fair value of net assets acquired of $4,951, and the acquisition of additional minority interests in two subsidiaries with a purchase price of $6,826 for such interests, less the proportional fair value of net assets acquired of $2,446. The increase in goodwill by segment was $21,322 and $5,077 for interconnect products and assemblies and cable products, respectively. Pro forma information for 2001 and 2000 as if goodwill had not been amortized is as follows:

	2001			2000
	Earnings Per Share			Earnings Per Share
	Net Income	Basic	Diluted	Net Income	Basic	Diluted
As reported	$83,710	$2.00	$1.95	$107,904	$2.59	$2.52
Goodwill amortization	14,340.34		.33	13,394.33		.31

Pro forma	$98,050	$2.34	$2.28	$121,298	$2.92	$2.83

  Revenue Recognition

        Sales and related cost of sales are recognized upon shipment of products.

  Retirement Pension Plans

        Costs for retirement pension plans include current service costs and amortization of prior service costs over periods of up to thirty years. It is the Company's policy to fund current pension costs taking into consideration minimum funding requirements and maximum tax deductible limitations. The expense of retiree medical benefit programs is recognized during the employees' service with the

Company as well as amortization of a transition obligation recognized on adoption of the accounting principle.

  Stock Options

        The Company applies APB Opinion 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for stock options. Accordingly, no compensation cost has been recognized for the Plans. Had compensation cost for stock options been determined based on the fair value of the option at date of grant consistent with the provisions of FAS No. 123, "Accounting for Stock-Based Compensation," the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

	2002	2001	2000
Net income	$80,344	$83,710	$107,904
Less: Total stock based compensation expense determined under Black-Scholes option pricing model, net of related tax effects	(6,559)	(8,636)	(6,006)

Pro forma net income	$73,785	$75,074	$101,898

Earnings Per Share:
Basic-as reported	$1.89	$2.00	$2.59
Basic-pro forma	$1.74	$1.79	$2.45
Diluted-as reported	$1.85	$1.95	$2.52
Diluted-pro forma	$1.70	$1.75	$2.38

        The fair value of stock options has been estimated at the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions:

	2002	2001	2000
Risk free interest rate	2.7%	4.3%	5.1%
Expected life	5 years	5 years	4 years
Expected volatility	40.0%	54.0%	67.0%
Expected dividend yield	0.0%	0.0%	0.0%

        The weighted-average fair values of options granted during 2002, 2001 and 2000 were $17.07, $20.98 and $27.04, respectively.

  Income Taxes

        Deferred income taxes are provided for revenue and expenses which are recognized in different periods for income tax and financial statement purposes. Deferred income taxes are not provided on undistributed earnings of foreign affiliated companies which are considered to be permanently invested. Deferred tax assets are regularly assessed for recoverability based on both historical and anticipated earnings levels and a valuation allowance is recorded when it is more likely than not that these amounts will not be recovered.

  Foreign Currency Translation

        The financial position and results of operations of all of the Company's significant foreign subsidiaries are measured using local currency as the functional currency. Assets and liabilities of such subsidiaries have been translated at current exchange rates, and related revenues and expenses have been translated at weighted average exchange rates. The aggregate effect of translation adjustments so calculated is included as a component of accumulated other comprehensive loss within shareholders equity. Transaction gains and losses are included in other expense, net.

  Research and Development

        Research and development expense for the creation of new and improved products and processes were $24,183, $22,604 and $23,505, for the years 2002, 2001 and 2000, respectively.

  Environmental Obligations

        The Company recognizes the potential cost for environmental remediation activities when assessments are made, remedial efforts are probable and related amounts can be reasonably estimated; potential insurance reimbursements are not recorded. The Company regularly assesses its environmental liabilities through reviews of contractual commitments, site assessments, feasibility studies and formal remedial design and action plans.

  Net Income per Common Share

        Basic income per common share is based on the net income for the period divided by the weighted average common shares outstanding. Diluted income per common share assumes the exercise of outstanding, dilutive stock options using the treasury stock method. In April 2000, the Company effected a two-for-one split of its common stock; all share and per-share amounts in the financial statements have been restated to reflect the split.

  Derivative Financial Instruments

        Derivative financial instruments, which are periodically used by the Company in the management of its interest rate and foreign currency exposures, are accounted for on an accrual basis. Income and expense are recorded in the same category as that arising from the related asset or liability. For example, amounts to be paid or received under interest rate swap agreements are recognized as an increase or decrease of interest expense in the periods in which they accrue. The Company adopted FAS 133, as amended by FAS 138, beginning January 1, 2001. Adoption of this new accounting standard resulted in a cumulative after-tax gain of $291 in accumulated other comprehensive income as of that date. Gains and losses on derivatives designated as cash flow hedges resulting from changes in fair value are recorded in other comprehensive income, and subsequently reflected in net income in a manner that matches the timing of the actual income or expense of such instruments with the hedged transaction. At December 31, 2002 the Company had no derivative financial instruments.

  Recent Accounting Changes

        Effective January 1, 2002, the Company adopted FAS No. 143, "Accounting for Asset Retirement Obligations" and FAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets". FAS

No. 143 addresses the recognition and remeasurement of obligations associated with the retirement of tangible long-lived assets. FAS No. 144 addresses accounting and reporting for the impairment or disposal of long-lived assets, including discontinued operations. There was no effect to the Company's Consolidated Financial Statements as a result of such adoption.

        In June 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No.146 (FAS 146), "Accounting for Costs Associated with Exit or Disposal Activities". The statement addresses financial accounting and reporting for costs associated with exit or disposal activities and requires that a liability for such costs be recognized and measured in the period in which a liability is incurred. The statement is effective beginning January 1, 2003, and is not expected to have a material impact on the Company's Consolidated Financial Statements.

        In November 2002, the Financial Accounting Standards Board issued Interpretation No. 45 (FIN 45), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others". The Interpretation addresses the disclosures to be made by a guarantor in its financial statements about its obligations under guarantee. In addition, it also clarifies the requirements related to the recognition of a liability by a guarantor at the inception of a guarantee for the obligations the guarantor has undertaken in issuing that guarantee. The initial recognition and measurement provisions of this interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure provisions became effective December 15, 2002 and have no material impact on the Company's Consolidated Financial Statements.

        In December 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 148 (FAS 148), "Accounting for Stock-Based Compensation—Transition and Disclosure". FAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this statement amends the disclosure requirements of FAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Company has elected to continue to apply APB Opinion 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for stock options, and the disclosures required by FAS 123 and 148 are included in Notes 1 and 4 to the Company's Consolidated Financial Statements.

        In January 2003, the Financial Accounting Standards Board issued Interpretation No.46 (FIN 46), "Consolidation of Variable Interest Entities". It requires that the assets, liabilities and results of the activity of variable interest entities be consolidated into the financial statements of the company that has controlling financial interest. It also provides the framework for determining whether a variable interest entity should be consolidated based on voting interest or significant financial support provided to it. This Interpretation is effective July 1, 2003, and is not expected to have a material impact on the Company's Consolidated Financial Statements.

Note 2—Long-Term Debt

        Long-term debt consists of the following:

			December 31,
	Interest Rate at December 31, 2002
		Maturity	2002	2001
Bank Agreement:
Term Loan	3.10%	2003-2006	$464,043	$527,248
Revolving Credit Facility		2004		15,100
Senior Subordinated Notes	9.875%	2007	144,000	144,000
Notes payable to foreign banks and other debt	.5%-7.75%	2003-2004	36,205	33,971

			644,248	720,319
Less current portion			78,363	59,705

Total long-term debt			$565,885	$660,614

        The Company has a bank loan agreement (Bank Agreement)which includes a Term Loan, consisting of a Tranche A and B, and a $150,000 revolving credit facility. At December 31, 2002, the Tranche A had a balance of $179,543 and matures over the period 2003 to 2004, and the Tranche B had a balance of $284,500 and matures over the period 2005 and 2006. The revolving credit facility expires in 2004; availability under the facility at December 31, 2002 was $142,800, after reduction of $7,200 for outstanding letters of credit. At December 31, 2002, interest under the Bank Agreement generally accrues at .75% to 1.50% over LIBOR. The Company also pays certain annual agency and commitment fees. At December 31, 2001, the Company had interest rate protection in the form of swap agreements that effectively fixed the Company's LIBOR interest rate on $450,000 of floating rate bank debt at 5.76%. Such agreements expired in 2002. While it was not the Company's intention to terminate the interest rate swap agreements, the fair values of such agreements was estimated by obtaining quotes from brokers which represented the amounts that the Company would receive or pay if the agreements were terminated. The fair values indicated that termination of the agreements at December 31, 2001 and 2000 would have resulted in a pre-tax loss of $14,631 and a pre-tax gain of $448, respectively. At December 31, 2001 the derivatives loss, net of tax, of $8,837 was recorded in other comprehensive income. The Bank Agreement is secured by a first priority pledge of 100% of the capital stock of the Company's direct domestic subsidiaries and 65% of the capital stock of direct material foreign subsidiaries, as defined in the Bank Agreement. The Bank Agreement also requires that the Company satisfy certain financial covenants including interest coverage and leverage ratio tests, and includes limitations with respect to, among other things, (i) incurring debt, (ii) creating or incurring liens, (iii) making other investments, (iv) acquiring or disposing of assets, (v) capital expenditures, and (vi) restricted payments, including dividends on the Company's common stock.

        The 9 7/8% Senior Subordinated Notes due 2007 ("Notes") are general unsecured obligations of the Company. The Notes are subject to redemption at the option of the Company, in whole or in part, beginning in 2002 at 104.938% and declining to 100% by 2005.

        The fair value of the Company's long-term debt is estimated based on the quoted market price for the same or similar issues or on the current rates offered to the Company for debt of the same remaining maturities. At December 31, 2002, based on market quotes for the same or similar securities it is estimated that the Company's Notes were trading at a premium of approximately 4% over book value. The book value of the Company's other long-term debt approximates fair value.

        The maturity of the Company's long-term debt over each of the next five years ending December 31, is as follows: 2003—$78,363; 2004—$137,385; 2005—$97,825; 2006—$186,675; and 2007—$144,000.

Note 3—Income Taxes

        The components of income before income taxes and the provision for income taxes are as follows:

	Year Ended December 31,
	2002	2001	2000
Income before taxes:
United States	$52,337	$58,129	$79,024
Foreign	70,325	77,226	94,194

	$122,662	$135,355	$173,218

Current provision:
United States	$23,448	$26,826	$45,799
Foreign	17,185	16,811	25,125

	40,633	43,637	70,924

Deferred provision (benefit):
United States	$1,129	$5,841	$(4,095)
Foreign	556	2,167	(1,515)

	1,685	8,008	(5,610)

Total provision for income taxes	$42,318	$51,645	$65,314

        At December 31, 2002, the Company had $9,210 of foreign tax loss carryforward, of which $1,809 expire at various dates through 2009 and the balance can be carried forward indefinitely. A valuation allowance of $1,312 and $1,024 at December 31, 2002 and 2001, respectively, has been recorded which relates to foreign net operating loss carryforward. The net change in the valuation allowance for deferred tax assets was an increase of $288 and $465 in 2002 and 2001, respectively. In both 2002 and 2001 the net change in the valuation allowance was related to foreign net operating loss carryforward. Accrued income tax liabilities of $18,861 and $4,560 at December 31, 2002 and 2001, respectively, are included in other accrued expenses in the Consolidated Balance Sheet.

        Differences between the U.S. statutory federal tax rate and the Company's effective income tax rate are analyzed below:

	Year Ended December 31,
	2002	2001	2000
U.S. statutory federal tax rate	35.0%	35.0%	35.0%
State and local taxes	2.3	1.9	1.6
Non-deductible purchase accounting differences		3.6	2.7
Foreign earnings and dividends taxed at different rates	(5.2)	(2.3)	.9
Valuation allowance	.2	.4	(1.8)
Other	2.2	(.4)	(.7)

Effective tax rate	34.5%	38.2%	37.7%

        The Company's deferred tax assets and liabilities, excluding a valuation allowance, were comprised of the following:

	December 31,
	2002	2001
Deferred tax assets:
Accrued liabilities and reserves	$9,421	$15,764
Operating loss carryforward	2,704	2,586
Pension	26,056	1,203
Employee benefits	2,475	2,682

	$40,656	$22,235

Deferred tax liabilities:
Depreciation	$6,454	$5,526

        The deferred tax asset for pension in the table above includes $36.2 million and $10.4 million at December 31, 2002 and 2001, respectively, relating to the Company's additional minimum pension liability (Note 5).

        The Company has not provided for U.S. deferred income taxes or foreign withholding taxes on undistributed earnings of its non-U.S. subsidiaries, since the Company intends to reinvest these earnings indefinitely. The Company is subject to periodic audits of its various tax returns by government agencies, management does not believe that amounts, if any, which may be required to be paid by reason of such audits will have a material effect on the Company's financial position or results of operations.

Note 4—Shareholders'Equity

        In May 1997, the Company adopted the 1997 Option Plan, and in May 2000, adopted the 2000 Option Plan ("Plans"). The Plans authorize the granting of stock options by a committee of the Board of Directors. At December 31, 2002, the maximum number of shares of common stock available for the granting of stock options under the Plans was 217,065. Options granted under the Plans vest ratably over a period of five years and are exercisable over a period of ten years from the date of grant. In addition, shares issued in conjunction with the exercise of stock options are generally subject to Management Stockholder Agreements which, among other things, place restrictions on the sale or transfer of such shares.

        Stock option activity for 2000, 2001, and 2002 was as follows:

	Options	Average Price
Options outstanding at December 31, 1999	2,917,060	$14.77
Options granted	1,129,500	49.40
Options exercised	(192,986)	13.94
Options cancelled	(98,152)	23.51

Options outstanding at December 31, 2000	3,755,422	25.00
Options granted	522,450	40.97
Options cancelled	(58,175)	36.22

Options outstanding at December 31, 2001	4,219,697	26.82
Options granted	715,500	43.80
Options exercised	(265,404)	14.18
Options cancelled	(45,248)	36.54

Options outstanding at December 31, 2002	4,624,545	$30.07

        The following table summarizes information about stock options outstanding at December 31, 2002:

	Options Outstanding			Options Exercisable
Exercise Price	Shares	Average Price	Remaining Term	Shares	Average Price
$13.00	1,801,054	$13.00	4.38	1,801,054	$13.00
15.00–20.00	427,591	18.52	6.21	254,575	18.37
25.00–30.00	123,400	28.73	5.42	96,720	28.80
31.00–40.00	29,000	34.96	7.84	8,800	34.33
41.00–50.00	2,235,000	45.95	8.22	514,130	48.02
55.00–60.00	8,500	56.75	7.76	3,400	56.75

	4,624,545	$30.07	6.46	2,678,679	$20.93

        At December 31, 2002, Kohlberg Kravis Roberts and Co. L.P. ("KKR") and its affiliates owned 49.1% of the Company's outstanding common stock. The Company pays KKR an annual fee of $1,000 for management consulting and financial services.

        Balances of related after-tax components comprising accumulated other comprehensive loss, included in shareholders' equity at December 31, 2000, 2001 and 2002 are as follows:

	Foreign Currency Translation Adjustment	Revaluation of Interest Rate Derivatives		Minimum Pension Liability Adjustment	Accumulated Other Comprehensive Loss
Balance at December 31, 1999	$(13,028)				$(13,028)
Translation adjustments	(10,702)				(10,702)

Balance at December 31, 2000	(23,730)				(23,730)
Translation adjustments	(9,612)				(9,612)
Revaluation of interest rate derivatives, net of tax of $5,794			$(8,837)		(8,837)
Minimum pension liability adjustment, net of tax of $10,360				$(15,802)	(15,802)

Balance at December 31, 2001	(33,342)		(8,837)	(15,802)	(57,981)
Translation adjustments	10,377				10,377
Expiration of interest rate derivatives, net of tax of $5,794			8,837		8,837
Minimum pension liability adjustment, net of tax of $25,844				(42,452)	(42,452)

Balance at December 31, 2002	$(22,965)	$		$(58,254)	$(81,219)

Note 5—Benefit Plans and Other Postretirement Benefits

        The Company and its domestic subsidiaries have a defined benefit pension plan covering substantially all U.S. employees. Plan benefits are generally based on years of service and compensation and are generally noncontributory. Certain foreign subsidiaries have defined benefit plans covering their employees. Certain U.S. employees not covered by the defined benefit plan are covered by defined contribution plans. The following is a summary of the Company's defined benefit plans funded status as of the most recent actuarial valuations (December 31, 2002 and 2001).

	December 31, 2002	December 31, 2001
	Accumulated Benefits Exceed Assets	Accumulated Benefits Exceed Assets	Assets Exceed Accumulated Benefits
Change in benefit obligation:
Benefit obligation at beginning of year	$232,526	$193,810	$21,268
Service cost	5,116	3,814	1,177
Interest cost	16,313	14,344	1,446
Plan participants' contributions	140		139
Amendments		3,938
Actuarial (gain) loss	23,705	11,810	(1,993)
Foreign exchange	5,472	(1,273)	(486)
Benefits paid	(15,271)	(14,814)	(654)

Benefit obligation at end of year	268,001	211,629	20,897

Change in plan assets:
Fair value of plan assets at beginning of year	193,190	193,214	26,355
Actual return on plan assets	(25,428)	(9,314)	(2,232)
Employer contribution	229	207
Plan participants' contributions	140		139
Foreign exchange	2,192	(80)	(563)
Benefits paid	(14,244)	(13,882)	(654)

Fair value of plan assets at end of year	156,079	170,145	23,045

Funded status:	(111,922)	(41,484)	2,148
Unrecognized net actuarial loss	109,253	36,607	3,806
Unrecognized prior service cost	8,694	10,796	(445)
Unrecognized transition obligation net	(1,163)	61	(1,459)
Additional minimum pension liability	(103,830)	(36,862)

(Accrued) prepaid benefit cost	$(98,968)	$(30,882)	$4,050

	Year Ended December 31,
	2002	2001	2000
Components of net pension cost:
Service cost	$5,116	$4,991	$4,786
Interest cost	16,313	15,790	14,954
Expected return on plan assets	(22,281)	(22,014)	(21,167)
Net amortization of actuarial losses	1,575	926	1,101

Net pension cost (income)	$723	$(307)	$(326)

        The weighted-average discount rate and rate of increase in future compensation levels used in determining actuarial present value of the projected benefit obligation was 6.5% (7.25% in 2001 and 7.5% in 2000) and 3.0% (3.25% in 2001 and 3.5% in 2000), respectively. The expected long-term rate of return on assets was 10.5% (9.5% in 2003). Plan assets consist primarily of U.S. equity and debt securities. The Company has also adopted an unfunded Supplemental Employee Retirement Plan ("SERP") which provides for the payment of the portion of annual pension which cannot be paid from the retirement plan as a result of regulatory limitations on average compensation for purposes of the benefit computation. The largest non-U.S. pension plan, in accordance with local custom, is unfunded and had an accumulated benefit obligation of approximately $25,170 and $19,356 at December 31, 2002 and 2001, respectively. Such obligation is included in the Consolidated Balance Sheet and the tables above.

        In accordance with the provisions of FAS No. 87, the Company has recognized a minimum pension liability at December 31, 2002 of $103,830 ($36,862 at December 31, 2001) for circumstances in which a pension plan's accumulated benefit obligation exceeded the fair value of the plan's assets and accrued pension liability. Such liability was partially offset by an intangible asset equal to the unrecognized prior service cost, with the balance recorded as a reduction in shareholders' equity, net of related deferred tax benefits.

        The Company maintains self insurance programs for that portion of its health care and workers compensation costs not covered by insurance. The Company also provides certain health care and life insurance benefits to certain eligible retirees through postretirement benefit programs. The Company's share of the cost of such plans for most participants is fixed, and any increase in the cost of such plans will be the responsibility of the retirees. The Company funds the benefit costs for such plans on a pay-as-you-go basis. Since the Company's obligation for postretirement medical plans is fixed and since the accumulated postretirement benefit obligation ("APBO") and the net postretirement benefit expense are not material in relation to the Company's financial condition or results of operations, management believes any change in medical costs from that estimated will not have a significant impact on the Company. The discount rate used in determining the APBO at December 31, 2002 and 2001 was 6.5% and 7.25%, respectively. Summary information on the Company's postretirement medical plans is as follows:

	December 31,
	2002	2001
Change in benefit obligation:
Benefit obligation at beginning of year	$13,763	$10,835
Service cost	71	75
Interest cost	912	972
Paid benefits and expenses	(1,849)	(1,620)
Actuarial loss	525	3,501

Benefit obligation at end of year	$13,422	$13,763

Funded status	$(13,422)	$(13,763)
Unrecognized net actuarial loss	10,092	10,499
Unrecognized transition obligation	621	683

Accrued benefit cost	$(2,709)	$(2,581)

	Year Ended December 31,
	2002	2001	2000
Components of net postretirement benefit cost:
Service cost	$71	$75	$61
Interest cost	912	972	819
Amortization of transition obligation	62	62	62
Net amortization of actuarial losses	934	975	731

Net postretirement benefit cost	$1,979	$2,084	$1,673

Note 6—Leases

        At December 31, 2002, the Company was committed under operating leases which expire at various dates through 2008. Total rent expense under operating leases for the years 2002, 2001, and 2000 was $16,007, $16,762 and $17,429, respectively.

        Minimum lease payments under non-cancelable operating leases are as follows:

2003	$12,968
2004	8,259
2005	5,117
2006	2,956
2007	1,967
Beyond 2007	6,553

Total minimum obligation	$37,820

Note 7—Reportable Business Segments and International Operations

        The Company has two reportable business segments: interconnect products and assemblies and cable products. The interconnect products and assemblies segment produces connectors and connector assemblies primarily for the communications, aerospace, industrial and automotive markets. The cable products segment produces coaxial and flat ribbon cable and related products primarily for communication markets, including cable television. The accounting policies of the segments are the same as those for the Company as a whole and are described in Note 1 herein. The Company evaluates the performance of business units on, among other things, profit or loss from operations before interest expense, headquarters' expense allocations, income taxes and nonrecurring gains and losses. The Company's reportable segments are an aggregation of business units that have similar production processes and products.

	Interconnect products and assemblies			Cable products			Total
	2002	2001	2000	2002	2001	2000	2002	2001	2000
Net Sales
—external	$892,309	$906,799	$1,009,162	$169,693	$196,972	$350,540	$1,062,002	$1,103,771	$1,359,702
—intersegment	1,840	1,454	71	8,864	7,200	16,385	10,704	8,654	16,456
Depreciation and amortization	28,369	27,330	24,773	6,005	4,551	3,706	34,374	31,881	28,479
Segment operating income	150,881	180,729	194,688	28,820	38,239	75,943	179,701	218,968	270,631
Segment assets	436,682	418,066	435,279	80,898	83,581	73,081	517,580	501,647	508,360
Additions to property, plant and equipment	16,645	27,444	38,109	2,171	11,083	14,771	18,816	38,527	52,880

        Reconciliation of segment operating income to consolidated income before taxes:

	2002	2001	2000
Segment operating income	$179,701	$218,968	$270,631
Amortization of goodwill		(14,340)	(13,394)
Interest expense	(45,930)	(56,099)	(61,710)
Headquarters' expense and other net expenses	(11,109)	(13,174)	(22,309)

Consolidated income before taxes	$122,662	$135,355	$173,218

        Reconciliation of segment assets to consolidated total assets:

	2002	2001	2000
Segment assets	$517,580	$501,647	$508,360
Goodwill	486,841	460,442	411,182
Other assets	74,487	64,654	84,780

Consolidated total assets	$1,078,908	$1,026,743	$1,004,322

Geographic information:

	Net Sales			Land and depreciable assets
	2002	2001	2000	2002	2001	2000
United States	$501,073	$538,938	$714,756	$66,871	$80,343	$77,245
International	560,929	564,833	644,946	93,819	84,544	83,740

Total	$1,062,002	$1,103,771	$1,359,702	$160,690	$164,887	$160,985

        Revenues by geographic area are based on customer location to which product is shipped.

Note 8—Other Expenses, net

        Other income (expense) is comprised as follows:

	Year Ended December 31,
	2002	2001	2000
Foreign currency transaction gains (losses)	$(2,729)	$1,398	$3,298
Program fees on sale of accounts receivable	(1,826)	(3,888)	(5,527)
Minority interests	(1,770)	(1,792)	(5,415)
Agency and commitment fees	(554)	(471)	(670)
License fee settlement	1,476
Other	48	(820)	(1,181)

	$(5,355)	$(5,573)	$(9,495)

Note 9—Commitments and Contingencies

        In the course of pursuing its normal business activities, the Company is involved in various legal proceedings and claims. Management does not expect that amounts, if any, which may be required to be paid by reason of such proceedings or claims will have a material effect on the Company's financial position or results of operations.

        Subsequent to the acquisition of Amphenol from Allied Signal Corporation in 1987 (Allied Signal merged with Honeywell International Inc. in December 1999 ("Honeywell"), Amphenol and Honeywell have been named jointly and severally liable as potentially responsible parties in relation to several environmental cleanup sites. Amphenol and Honeywell have jointly consented to perform certain investigations and remedial and monitoring activities at two sites and they have been jointly ordered to perform work at another site. The responsibility for costs incurred relating to these three sites is apportioned between Amphenol and Honeywell based on an agreement entered into in connection with the acquisition in 1987. For sites covered by this agreement, to the extent that conditions or circumstances occurred or existed at the time of or prior to the acquisition, Honeywell is currently obligated to pay 80% of the costs up to $30,000 and 100% of the costs in excess of $30,000. At December 31, 2002, approximately $29,100 of costs have been incurred applicable to this agreement. Honeywell representatives work closely with the Company in addressing the most significant environmental liabilities. Management does not believe that the costs associated with resolution of these or any other environmental matters will have a material adverse effect on the Company's financial condition or results of operations. The environmental cleanup matters identified by the Company, including those referred to above, are covered under the Honeywell Agreement.

        A subsidiary of the Company has an agreement with a financial institution whereby the subsidiary can sell an undivided interest of up to $85,000 in a designated pool of qualified accounts receivable. The agreement expires in May 2004 with respect to $60,000 of accounts receivable and expires in July 2003 with respect to an additional $25,000 of accounts receivable. Under the terms of the agreement, new receivables are added to the pool as collections reduce previously sold accounts receivable. The aggregate value of receivables transferred to the pool for the year 2002, 2001 and 2000 were $541,834, $598,659, and $833,653, respectively. At December 31, 2002, and 2001, respectively, $21,427 and $20,548 of accounts receivable were transferred to the subsidiary, but not purchased by the financial institution and are therefore included in the accounts receivable balance in the accompanying Consolidated Balance Sheet. Due to the short-term nature of the accounts receivable, the fair value approximates the carrying value. The Company services, administers and collects the receivables on behalf of the purchaser. Program fees payable to the purchaser under this agreement are equivalent to rates afforded high quality commercial paper issuers plus certain administrative expenses and are included in other expenses, net, in the accompanying Consolidated Statement of Income. The agreement contains certain covenants and provides for various events of termination. At December 31, 2002 and 2001, approximately $63,200 and $74,200, respectively, of receivables were sold under the agreement and are therefore not reflected in the accounts receivable balance in the accompanying Consolidated Balance Sheet.

Note 10—Selected Quarterly Financial Data (Unaudited)

	Three Months Ended
	March 31	June 30	September 30	December 31
2002
Net sales	$255,976	$270,865	$268,115	$267,046
Gross profit, including depreciation	76,972	83,967	83,109	83,343
Net income	17,193	20,003	20,666	22,482
Net income per share—Basic	.41	.47	.49	.53
Net income per share—Diluted	.40	.46	.48	.52
Stock price—High	51.75	49.00	42.46	45.81
—Low	40.25	35.50	30.11	27.47
2001
Net sales	$316,672	$274,146	$252,581	$260,372
Gross profit, including depreciation	109,149	94,090	82,749	81,705
Net income	28,505	22,536	16,633	16,036
Net income per share—Basic	.68	.54	.40	.38
Net income per share—Diluted	.67	.53	.39	.37
Stock price—High	50.75	57.99	45.95	52.95
—Low	28.30	29.11	32.00	32.50
2000
Net sales	$300,049	$335,510	$354,694	$369,449
Gross profit, including depreciation	96,034	108,745	116,158	123,430
Net income	20,264	26,210	28,834	32,596
Net income per share—Basic	.49	.63	.69	.78
Net income per share—Diluted	.48	.61	.67	.76
Stock price—High	52.13	66.50	70.38	68.25
—Low	30.31	43.19	48.38	32.00

CONDENSED CONSOLIDATED BALANCE SHEET
(Unaudited)

(dollars in thousands)

	June 30, 2003	December 31, 2002
	(Unaudited)
ASSETS
Current Assets:
Cash and short-term cash investments	$22,328	$20,659
Accounts receivable, less allowance for doubtful accounts of $8,861 and $8,812, respectively	158,817	131,252
Inventories	211,535	205,643
Prepaid expenses and other assets	34,865	31,610

Total current assets	427,545	389,164

Land and depreciable assets, less accumulated depreciation of $314,587 and $285,427, respectively	171,260	160,690
Deferred debt issuance costs	7,769	4,382
Goodwill	501,414	486,841
Deferred taxes and other assets	39,674	37,831

	$1,147,662	$1,078,908

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
Accounts payable	$94,426	$88,533
Accrued interest	3,199	4,957
Accrued salaries, wages and employee benefits	30,370	24,568
Other accrued expenses	47,858	39,493
Current portion of long-term debt	10,255	78,363

Total current liabilities	186,108	235,914

Long-term debt	624,663	565,885
Accrued pension and post employment benefit obligations	107,184	102,418
Deferred taxes and other liabilities	10,801	7,709
Shareholders' Equity:
Common Stock	43	43
Additional paid-in capital (deficit)	(272,954)	(274,282)
Accumulated earnings	565,232	522,440
Accumulated other comprehensive loss	(73,415)	(81,219)

Total shareholders' equity	218,906	166,982

	$1,147,662	$1,078,908

See accompanying notes to condensed consolidated financial statements.

CONDENSED CONSOLIDATED STATEMENT OF INCOME
(Unaudited)

(dollars in thousands, except per share data)

	Three months ended June 30,		Six months ended June 30,
	2003	2002	2003	2002
Net sales	$304,893	$270,865	$582,667	$526,841
Costs and expenses:
Cost of sales, excluding depreciation and amortization	203,200	178,485	385,853	349,220
Depreciation and amortization expense	9,566	8,542	18,374	16,940
Selling, general and administrative expense	42,868	38,806	84,010	75,376

Operating income	49,259	45,032	94,430	85,305
Interest expense	(7,694)	(12,858)	(15,818)	(25,696)
Other expenses, net	(1,685)	(1,635)	(3,409)	(2,821)
Expense for early extinguishment of debt	(10,367)		(10,367)

Income before income taxes	29,513	30,539	64,836	56,788
Provision for income taxes	(10,034)	(10,536)	(22,044)	(19,592)

Net income	$19,479	$20,003	$42,792	$37,196

Net income per common share—Basic	$.46	$.47	$1.00	$.88

Average common shares outstanding—Basic	42,624,274	42,394,252	42,598,619	42,348,057

Net income per common share—Diluted	$.45	$.46	$.98	$.86

Average common shares outstanding—Diluted	43,672,305	43,454,235	43,592,119	43,448,329

See accompanying notes to condensed consolidated financial statements.

CONDENSED CONSOLIDATED STATEMENT OF CHANGES
IN SHAREHOLDERS' EQUITY
for the six months ended June 30, 2003
(Unaudited)

(dollars in thousands)

	Common Stock	Additional Paid-in Deficit	Comprehensive Income			Accumulated Earnings	Accumulated Other Comprehensive Loss	Total Shareholders' Equity
Beginning balance at December 31, 2002	$43	$(274,282)				$522,440	$(81,219)	$166,982
Comprehensive income:
Net income			[$	42,792	]	42,792		42,792

Other comprehensive income, net of tax:
Translation adjustments				10,556			10,556	10,556
Revaluation of interest rate derivatives				(2,752)			(2,752)	(2,752)

Other comprehensive income				7,804

Comprehensive income			[$	50,596	]

Exercise of stock options, including tax benefit		1,208						1,208
Other adjustments		120						120

Ending balance at June 30, 2003	$43	$(272,954)				$565,232	$(73,415)	$218,906

See accompanying notes to condensed consolidated financial statements.

CONDENSED CONSOLIDATED STATEMENT OF CHANGES
IN SHAREHOLDERS' EQUITY
for the six months ended June 30, 2002
(Unaudited)

(dollars in thousands)

	Common Stock	Additional Paid-in Deficit	Comprehensive Income			Accumulated Earnings	Accumulated Other Comprehensive Loss	Total Shareholders' Equity
Beginning balance at December 31, 2001	$42	$(280,224)				$442,096	$(57,981)	$103,933
Comprehensive income:
Net income			[$	37,196	]	37,196		37,196

Other comprehensive income, net of tax:
Translation adjustments				8,233			8,233	8,233
Revaluation of interest rate derivatives				4,530			4,530	4,530

Other comprehensive income				12,763

Comprehensive income			[$	49,959	]

Exercise of stock options, including tax benefit	1	4,522						4,523
Other adjustments		61						61

Ending balance at June 30, 2002	$43	$(275,641)				$479,292	$(45,218)	$158,476

See accompanying notes to condensed consolidated financial statements.

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOW
(Unaudited)

(dollars in thousands)

	Six Months Ended June 30,
	2003	2002
Net income	$42,792	$37,196
Adjustments for cash from operations:
Depreciation and amortization	18,374	16,940
Amortization of deferred debt issuance costs	718	704
Expense for early extinguishment of debt	10,367	—
Net change in non-cash components of working capital	(3,521)	20,118
Other long term assets and liabilities	1,353	(1,135)

Cash flow provided by operations	70,083	73,823

Cash flow from investing activities:
Capital additions, net	(12,862)	(7,948)
Investment in acquisitions	(29,766)	(11,939)

Cash flow used by investing activities	(42,628)	(19,887)

Cash flow from financing activities:
Net change in borrowings under revolving credit facilities	3,742	2,873
Decrease in borrowings under Bank Agreement	(61,543)	(58,205)
Retirement of debt: old Bank Agreement	(439,500)
senior subordinated notes	(148,740)
fees and expenses related to refinancing	(8,453)
Borrowings under new Bank Agreement	625,000
Net change in receivables sold	2,500	(10,300)
Proceeds from exercise of stock options	1,208	2,959

Cash used by financing activities	(25,786)	(62,673)

Net change in cash and short-term cash investments	1,669	(8,737)
Cash and short-term cash investments balance, beginning of period	20,659	27,975

Cash and short-term cash investments balance, end of period	$22,328	$19,238

Cash paid during the period for:
Interest	$17,627	$27,109
Income taxes paid, net of refunds	17,671	13,590

See accompanying notes to condensed consolidated financial statements.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands, except per share data)

Note 1—Principles of Consolidation and Interim Financial Statements

        The condensed consolidated balance sheet as of June 30, 2003 and December 31, 2002, and the related consolidated statements of income for the three and six months ended June 30, 2003 and 2002 and of changes in shareholders' equity and of cash flow for the six months ended June 30, 2003 and 2002 include the accounts of Amphenol Corporation (the "Company") and its subsidiaries. The interim financial statements included herein are unaudited. In the opinion of management all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of such interim financial statements have been included. The results of operations for the three and six months ended June 30, 2003 are not necessarily indicative of the results to be expected for the full year. These financial statements should be read in conjunction with the financial statements and notes included in the Company's 2002 Annual Report on Form 10-K/A.

Note 2—Refinancing and New Credit Agreement

        In May 2003, the Company completed a refinancing of its senior credit facilities and redeemed all of its outstanding Senior Subordinated Notes ("Notes"). The new credit facilities consist of: (1) a $125,000 five year revolving credit facility, (2) a $125,000 Tranche A loan which will amortize over the five year period through May 2008, and (3) a $500 million Tranche B loan with $5 million per year amortization through 2009 and a final maturity in 2010. In connection with the refinancing, the Company incurred one-time expenses for the early extinguishment of debt of $10,367 (less tax effects of $3,525) or $.16 per share after tax. Such one-time expenses include the call premium on the Notes, write-off of unamortized deferred debt issuance costs and other related costs.

        In conjunction with entering into the new Bank Agreement the Company entered into interest rate swap agreements that fixed the Company's LIBOR interest rate on $250 million and $150 million of floating rate bank debt at 2.44% and 1.24%, expiring in 2006 and 2004, respectively.

Note 3—Inventories

        Inventories consist of:

	June 30, 2003	December 31, 2002
Raw materials and supplies	$43,693	$38,133
Work in process	113,257	111,337
Finished goods	54,585	56,173

	$211,535	$205,643

Note 4—Reportable Business Segments

        The Company has two reportable business segments: interconnect products and assemblies and cable products. The interconnect products and assemblies segment produces connectors and connector assemblies primarily for the communications, aerospace, industrial and automotive markets. The cable products segment produces coaxial and flat ribbon cable and related products primarily for communication markets, including cable television. The Company evaluates the performance of business units on, among other things, profit or loss from operations before interest expense, headquarters' expense allocations, income taxes and nonrecurring gains and losses. The Company's reportable segments are an aggregation of business units that have similar production processes and products.

        The segment results for the three months ended June 30, 2003 and 2002 are as follows:

	Interconnect products and assemblies		Cable products		Total
	2003	2002	2003	2002	2003	2002
Net sales
—external	$265,449	$225,756	$39,444	$45,109	$304,893	$270,865
—intersegment	495	478	3,318	1,907	3,813	2,385
Segment operating income	48,497	38,088	4,296	7,840	52,793	45,928

        The segment results for the six months ended June 30, 2003 and 2002 are as follows:

	Interconnect products and assemblies		Cable products		Total
	2003	2002	2003	2002	2003	2002
Net sales
—external	$507,994	$436,089	$74,673	$90,752	$582,667	$526,841
—intersegment	878	740	6,675	4,162	7,553	4,902
Segment operating income	90,807	71,580	9,706	15,999	100,513	87,579

        Reconciliation of segment operating income to consolidated income before taxes for the second quarter and six months ended June 30, 2003 and 2002:

	Three months ended June 30,		Six months ended June 30,
	2003	2002	2003	2002
Segment operating income	$52,793	$45,928	$100,513	$87,579
Interest expense	(7,694)	(12,858)	(15,818)	(25,696)
Other net expenses	(5,219)	(2,531)	(9,492)	(5,095)
Expense for early extinguishment of debt	(10,367)	—	(10,367)	—

Consolidated income before income taxes	$29,513	$30,539	$64,836	$56,788

Note 5—Commitments and Contingencies

        In the course of pursuing its normal business activities, the Company is involved in various legal proceedings and claims. Management does not expect that amounts, if any, which may be required to be paid by reason of such proceedings or claims will have a material effect on the Company's financial position or results of operations.

        Subsequent to the acquisition of Amphenol from Allied Signal Corporation in 1987 (Allied Signal merged with Honeywell International Inc. in December 1999 ("Honeywell")), Amphenol and Honeywell have been named jointly and severally liable as potentially responsible parties in relation to several environmental cleanup sites. Amphenol and Honeywell have jointly consented to perform certain investigations and remedial and monitoring activities at two sites and they have been jointly ordered to perform work at another site. The costs incurred relating to these three sites are currently reimbursed by Honeywell based on an agreement entered into in connection with the acquisition in 1987. For all sites covered by this agreement, to the extent that conditions or circumstances occurred or existed at the time of or prior to the acquisition, Honeywell is currently obligated to reimburse Amphenol 100% of such costs. Honeywell representatives work closely with the Company in addressing the most significant environmental liabilities covered by the Agreement. Management does not believe that the costs associated with resolution of these or any other environmental matters will have a material adverse effect on the Company's financial condition or results of operations. The environmental cleanup matters identified by the Company, including those referred to above, are covered under the Honeywell agreement.

        A subsidiary of the Company has an agreement with a financial institution whereby the subsidiary can sell an undivided interest of up to $85,000 in a designated pool of qualified accounts receivable. The agreement expires in May 2004. Under the terms of the agreement, new receivables are added to the pool as collections reduce previously sold accounts receivable. The Company services, administers and collects the receivables on behalf of the purchaser. Program fees payable to the purchaser under this agreement are equivalent to rates afforded high quality commercial paper issuers plus certain administrative expenses and are included in other expenses, net, in the accompanying Consolidated Statement of Income. The agreement contains certain covenants and provides for various events of termination. At June 30, 2003 and December 31, 2002, approximately $65,700 and $63,200, respectively, of receivables were sold under the agreement and are therefore not reflected in the accounts receivable balance in the accompanying Condensed Consolidated Balance Sheet.

Note 6—New Accounting Pronouncements

        In June 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 146 (FAS 146), "Accounting for Costs Associated with Exit or Disposal Activities". The statement addresses financial accounting and reporting for costs associated with exit or disposal activities and requires that a liability for such costs be recognized and measured in the period in which a liability is incurred. The statement was effective beginning January 1, 2003, and did not have a material impact on the Company's Consolidated Financial Statements.

        In November 2002, the Financial Accounting Standards Board issued Interpretation No. 45 (FIN 45), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others". The Interpretation addresses the disclosures to be made by a guarantor in its financial statements about its obligations under guarantee. In addition, it also clarifies the requirements related to the recognition of a liability by a guarantor at the inception of a guarantee for the obligations the guarantor has undertaken in issuing that guarantee. The initial recognition and measurement provisions of this interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure provisions became effective December 15, 2002 and did not have a material impact on the Company's Consolidated Financial Statements.

        In December 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 148 (FAS 148), "Accounting for Stock-Based Compensation—Transition and Disclosure". FAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this statement amends the disclosure requirements of FAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Company has elected to continue to apply APB Opinion 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for stock options, and the disclosures required by FAS Nos. 123 and 148 are included in Note 7 herein.

        In January 2003, the Financial Accounting Standards Board issued Interpretation No. 46 (FIN 46), "Consolidation of Variable Interest Entities". It requires that the assets, liabilities and results of the activity of variable interest entities be consolidated into the financial statements of the company that has controlling financial interest. It also provides the framework for determining whether a variable interest entity should be consolidated based on voting interest or significant financial support provided to it. This Interpretation is effective July 1, 2003, and is not expected to have a material impact on the Company's Consolidated Financial Statements.

        In April 2003, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 149 (FAS 149), "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." This statement amends and clarifies financial accounting and reporting for derivative instruments embedded in other contracts and for hedging activities under FAS 133, "Accounting for Derivative Instruments and Hedging Activities". This statement is effective for contracts entered into or modified after June 30, 2003, and is not expected to have a material impact on the Company's Consolidated Financial Statements.

        In May 2003, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 150 (FAS 150), "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". This statement establishes standards for how an issuer classifies and measures in its statement of financial position certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances) because that financial instrument embodies an obligation of the issuer. This statement is effective for financial instruments entered into or modified after May 31, 2003, and did not have a material impact on the Company's Consolidated Financial Statements.

Note 7—Stock Options

        The Company applies APB Opinion 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for stock options. Accordingly, no compensation cost has been recognized for the stock options. Had compensation cost for stock options been determined based on the fair value of the option at date of grant consistent with the provisions of FAS No. 123, "Accounting for Stock-Based Compensation," the Company's net income and earnings per share for the three and six months ended June 30, 2003 and 2002 would have been reduced to the pro forma amounts indicated below:

	Three months ended June 30,		Six months ended June 30,
	2003	2002	2003	2002
Net Income	$19,479	$20,003	$42,792	$37,196
Less: Total stock based compensation expense determined under Black-Scholes option pricing model, net of related tax effect	(1,354)	(1,640)	(2,481)	(3,280)

Pro forma net income	$18,125	$18,363	$40,311	$33,916

Earnings Per Share:
Basic-as reported	$.46	$.47	$1.00	$.88
Basic-pro forma	$.43	$.43	$.95	$.80
Diluted-as reported	$.45	$.46	$.98	$.86
Diluted-pro forma	$.42	$.42	$.92	$.78

Prospectus

Amphenol Corporation

10,000,000 Shares of Class A Common Stock

        All of the shares of Class A common stock offered hereby may be sold from time to time by and for the account of the selling stockholders named in this prospectus.

        The methods of sale of the shares of Class A common stock offered hereby are described under the heading "Plan of Distribution." We will receive none of the proceeds from such sales.

        The Class A common stock is listed on the New York Stock Exchange (Symbol: APH). On August 13, 2003, the closing price of the shares was $53.24 per share.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus is August 13, 2003

ABOUT THIS PROSPECTUS

        You should rely only on the information contained or incorporated by reference in this prospectus and any applicable prospectus supplements. We have not authorized any other person to provide you with different information. We will not make an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the cover page.

        In this prospectus, the terms "Amphenol," "the company," "we," "us," and "our" refer to Amphenol Corporation and include all of its consolidated subsidiaries unless the context requires otherwise. The phrase "this prospectus" refers to this prospectus and any applicable prospectus supplement, unless the context otherwise requires.

i

THE COMPANY

        We design, manufacture and market electrical, electronic and fiber optic connectors, interconnect systems and coaxial and flat-ribbon cable. The primary end markets for our products are communication systems for the converging technologies of voice, video and data communications; a broad range of industrial applications including factory automation and motion control systems, medical and industrial instrumentation, mass transportation and natural resource exploration, and automotive applications; and military and aerospace applications. Our Times Fiber subsidiary produces coaxial cable for the U.S. and international cable television markets. A more detailed description of our business is contained in our Annual Report on Form 10-K/A for the year ended December 31, 2002, which we have incorporated by reference in this prospectus.

        Our principal executive offices are located at 358 Hall Avenue, Wallingford, Connecticut 06492, and our telephone number is (203) 265-8900.

USE OF PROCEEDS

        We will not receive any of the proceeds from the sale of the shares of Class A common stock offered by the selling stockholders.

SELLING STOCKHOLDERS

        The following table sets forth information with respect to the beneficial ownership of our common stock as of July 25, 2003 by each of the selling stockholders and the maximum number of shares that may be sold hereunder. The actual amount, if any, of Class A common stock to be offered by each selling stockholder and the amount and percentage of Class A common stock to be owned by such selling stockholder following such offering will be disclosed in the applicable prospectus supplement.

        Unless otherwise indicated, the address of each person named in the table below is Amphenol Corporation, 358 Hall Avenue, Wallingford, CT 06492. The amounts and percentages of Class A common stock beneficially owned are reported on the basis of regulations of the Securities and Exchange Commission governing the determination of beneficial ownership of securities. Under the rules of the Commission, a person is deemed to be a "beneficial owner" of a security if that person has or shares "voting power," which includes the power to vote or to direct the voting of such security, or "investment power," which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which such person has no economic interest. In addition, the amounts of Class A common stock and percentage as reported in the table include shares issuable upon the exercise of unvested options awarded under our prior and current stock purchase and option plans. The percentage of our share capital before and after this offering is based on 42,638,349 shares of Class A common stock outstanding on July 25, 2003.

	Shares Beneficially Owned(2)			Number of Shares Beneficially Owned After the Sale of Maximum Number of Shares(3)
			Maximum Number of Shares to be Sold Hereunder
Name and Address
	Number	%		Number	%
KKR Associates 1996 L.P. (1) c/o Kohlberg Kravis Roberts & Co., L.P. 9 West 57th Street New York, New York 10019	20,881,400	48.97%	8,965,790	11,915,610	27.95%
Timothy F. Cohane (4)(5)	729,352	1.71	313,160	416,192	*
James H. Greene, Jr. (6)(7)	20,881,400	48.97	8,965,790	11,915,610	27.95
Edward G. Jepsen (4)(5)	806,995	1.89	313,160	493,835	1.16
Henry R. Kravis (6)(7)	20,881,400	48.97	8,965,790	11,915,610	27.95
Marc S. Lipschultz (6)	—	—	—	—	—
Martin H. Loeffler (4)(5)	1,414,113	3.32	344,828	1,069,285	2.51
Michael W. Michelson (6)(7)	20,881,400	48.97	8,965,790	11,915,610	27.95
Scott C. Nuttall (6)	—	—	—	—	—
Diana G. Reardon (4)(5)	89,252	*	38,322	50,930	*
Edward C. Wetmore (4)(5)	79,348	*	24,740	54,608	*

*
Less than 1%

(1)
Shares of Class A Common Stock shown, as owned by KKR, are owned of record by three limited partnerships affiliated with KKR, KKR 1996 Fund L.P. (16,322,247 shares), NXS Associates L.P. (4,416,181 shares) and KKR Partners II L.P. (142,972 shares). Messrs. James H. Greene, Jr., Henry R. Kravis and Michael W. Michelson (directors of Amphenol), and Todd A. Fisher, Edward A. Gilhuly, Perry Golkin, Johannes P. Huth, Alex Navab, Jr., Paul E. Raether, Neil A. Richardson, George R. Roberts and Scott M.

  Stuart, as members of the limited liability company which serves as the general partner of KKR, may be deemed to share beneficial ownership of the shares of the Class A common stock shown as beneficially owned by KKR. Mr. Roberts was a director of Amphenol until April 1, 2003. Each of these individuals disclaims beneficial ownership of such shares, other than to the extent of his economic interest in such partnerships.

(2)
The share ownership amounts and percentages for Messrs. Loeffler, Jepsen, Cohane, and Wetmore and Ms. Reardon reflected in this column includes shares which are not presently owned by such individuals but which would be issuable upon the exercise of unvested options awarded to them. Excluding such shares, Messrs. Loeffler, Jepsen, Cohane, and Wetmore and Ms. Reardon beneficially own 1,021,313, 649,095, 627,552, 44,488 and 52,392 shares, respectively, which would constitute 2.40%, 1.52%, 1.47%, 0.10% and 0.12%, respectively, of the outstanding shares of Class A common stock on July 25, 2003.

(3)
The share ownership amounts and percentages for Messrs. Loeffler, Jepsen, Cohane, and Wetmore and Ms. Reardon reflected in this column includes shares which are not presently owned by such individuals but which would be issuable upon the exercise of unvested options awarded to them. Excluding such shares, after the sale of the shares offered hereby Messrs. Loeffler, Jepsen, Cohane, and Wetmore and Ms. Reardon would beneficially own 676,485, 335,935, 314,392, 19,748 and 14,070 shares, respectively, which would constitute 1.59%, 0.79%, 0.74%, 0.05% and 0.03%, respectively, of the outstanding shares of Class A common stock on July 25, 2003.

(4)
Mr. Loeffler is the Chairman, Chief Executive Officer and President of the Company, Mr. Jepsen is Executive Vice President and Chief Financial Officer of the Company, Mr. Cohane is a Senior Vice President of the Company, Ms. Reardon is Controller and Treasurer of the Company and Mr. Wetmore is the Secretary and General Counsel of the Company.

(5)
Messrs. Loeffler, Jepsen, Cohane, and Wetmore and Ms. Reardon entered into Management Stockholders' Agreements with Amphenol on May 19, 1997 and each were awarded 673,076, 461,538, 461,538, 34,000 and 34,000 options, respectively, to acquire Amphenol shares under the 1997 Option Plan for Key Employees of Amphenol and Subsidiaries (the "1997 Option Plan"). Messrs. Loeffler, Jepsen, Cohane, and Wetmore and Ms. Reardon also received additional option awards in 1998 and 1999 under the 1997 Option Plan. The significant transfer restrictions of the Management Stockholders' Agreements on any shares acquired upon exercise of options awarded under the 1997 Option Plan expired on May 19, 2002. Pursuant to new Management Stockholders' Agreements entered into under the 2000 Stock Purchase and Option Plan for Key Employees of Amphenol and Subsidiaries (the "2000 Option Plan"), Messrs. Loeffler, Jepsen, Cohane, and Wetmore and Ms. Reardon agreed to retain ownership of 41,666, 33,333, 33,333, 2,000 and 2,000 Amphenol shares or vested options under the 1997 Option Plan, respectively, until at least June 6, 2005 and received awards of 167,000, 117,000, 117,000, 23,000 and 23,000 stock options, respectively, under the 2000 Option Plan. Messrs. Loeffler, Jepsen, Cohane, and Wetmore and Ms. Reardon also received additional option awards under the 2000 Option Plan in 2001, 2002 and 2003 under the Amended 2000 Stock Purchase and Option Plan for Key Employees of Amphenol and Subsidiaries. Such retained shares and any shares acquired upon exercise of options awarded under the 2000 Option Plan are subject to significant transfer restrictions until June 2005. The share ownership amounts for Messrs. Loeffler, Jepsen, Cohane, and Wetmore and Ms. Reardon reflected in this table include (i) 997,276, 601,138, 575,738, 44,140 and 42,928 shares, respectively, which are not presently owned by such individuals but which would be issuable upon the exercise of stock options which are currently exercisable or exercisable within 60 days of July 25, 2003 and (ii) 392,800, 157,900, 101,800, 34,860 and 36,860 shares, respectively, which are not presently owned by such individuals but which would be issuable upon the exercise of unvested stock options.

(6)
The share ownership amounts for Messrs. Greene, Kravis, Lipschultz, Michelson and Nuttall reflected in this table do not include any shares of Class A common stock which may be issued pursuant to the Amphenol Corporation Directors' Deferred Compensation Plan. The cumulative balance in Messrs. Kravis, Lipschultz and Michelson's Directors' Deferred Compensation accounts as of July 25, 2003 is 6,019 unit shares each. Mr. Nuttall was appointed to the Board of Directors on January 24, 2001 and the cumulative balance in his Directors' Deferred Compensation accounts as of July 25, 2003 is 1,949 unit shares. Mr. Greene was appointed to the Board of Directors on April 1, 2003 and the cumulative balance in his Directors' Deferred Compensation accounts as of July 25, 2003 is 160 unit shares. Messrs. Lipschultz and Nuttall are each a director of Amphenol and an executive of KKR.

(7)
Messrs. Greene, Kravis and Michelson disclaim beneficial ownership of such shares except to the extent of their respective economic interests in the partnerships owning such shares.

DESCRIPTION OF CAPITAL STOCK

        We are authorized to issue 100 million shares of the Class A common stock and no other shares of common stock or preferred stock. As of July 25, 2003, 42,638,349 shares of the Class A common stock were issued and outstanding and were held by 68 registered holders. The following is a summary of some of the rights and privileges pertaining to the Class A common stock. For a full description of the Class A common stock, reference is made to our Amended and Restated Certificate of Incorporation and to our By-Laws.

        Holders of the Class A common stock are entitled to one vote per share on all matters submitted to a vote of stockholders. Approval of matters brought before the stockholders requires the affirmative vote of a majority of shares present and voting, except as otherwise required by law and except that the vote of 80% or more of outstanding shares entitled to vote is required to modify the provisions of the Amended and Restated Certificate of Incorporation relating to the election of directors for staggered terms, the total number of directors and independent directors, removal of directors, and the provision requiring an 80% stockholder vote for certain actions. Director nominations may be made by stockholders in accordance with our By-Laws, as amended, not less than 90 days in advance of the meeting at which the election is to occur.

        Holders of the Class A common stock are entitled to participate in dividends as and when declared by the board of directors out of funds legally available therefor. Our ability to pay cash dividends is subject to certain restrictions.

        Subject to the rights of creditors and holders of preferred stock, any holders of Class A common stock are entitled to share ratably in a distribution of our assets upon any liquidation, dissolution or winding-up of Amphenol.

        Our directors serve in three different classes of approximately equal numbers, and the term of only one class expires at each annual meeting. Before the expiration of their terms, our directors may be removed by the affirmative vote of the majority of the stockholders entitled to vote for the election of directors but only for cause.

        We are governed by the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a public Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

  •
  prior to the business combination our board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; or

  •
  upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, such stockholder owned at least 85% of our outstanding voting stock at the time such transaction commenced, excluding for the purpose of determining the number of shares outstanding those shares owned:

•
by our officers and directors and

•
by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•
at or subsequent to such time the business combination is approved by our board of directors and authorized at an annual or special meeting of our stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of our outstanding voting stock which is not owned by the interested stockholder.

        A "business combination" includes mergers, asset sales or other transactions resulting in a financial benefit to the stockholder. An "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years did own) 15% or more of the corporation's voting stock. The statute could have the effect of delaying, deferring or preventing a change in our control or reducing the price that some investors might be willing to pay in the future for our common stock.

        The transfer agent and registrar for the Class A common stock is EquiServe Trust Company, N.A.

PLAN OF DISTRIBUTION

        We have been advised that the distribution of the shares of Class A common stock by the selling stockholders may be effected from time to time in one or more transactions in any of the following ways:

  •
  to or through underwriters;

  •
  through dealers or agents;

  •
  directly to a limited number of institutional purchasers or to a single purchaser; or

  •
  through a combination of any of these methods of sale.

        The prospectus supplement for the shares of Class A common stock the selling stockholders sell will describe that offering, including:

  •
  the name or names of any underwriters, dealers or agents;

  •
  the purchase price and the proceeds to the selling stockholders from that sale;

  •
  any underwriting discounts, commissions or agents' fees and other items constituting underwriters' or agents' compensation; and

  •
  any public offering price and any discounts or concessions allowed or reallowed or paid to dealers.

Underwriters

        If underwriters are used in the sale, we and the selling stockholders will execute an underwriting agreement with those underwriters relating to the shares of Class A common stock that the selling stockholders will offer. Unless otherwise set forth in the prospectus supplement, the obligations of the underwriters to purchase these shares of Class A common stock will be subject to conditions. The underwriters, if any, will purchase the shares on a firm commitment basis and will be obligated to purchase all of these shares of Class A common stock if any are purchased.

        The shares of Class A common stock subject to the underwriting agreement will be acquired by the underwriters for their own account and may be resold by them from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Underwriters may be deemed to have received compensation from us in the form of underwriting discounts or commissions and may also receive commissions from the purchasers of these shares of Class A common stock for whom they may act as agent. Underwriters may sell these shares of Class A common stock to or through dealers. These dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agent. Any public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

        The selling stockholders may authorize underwriters to solicit offers by institutions to purchase the shares of Class A common stock subject to the underwriting agreement from the selling stockholders at the public offering price stated in the prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. If the selling stockholders sell shares of Class A common stock pursuant to these delayed delivery contracts, the prospectus supplement will state that as well as the conditions to which these delayed delivery contracts will be subject and the commissions payable for that solicitation.

        The applicable prospectus supplement will set forth whether or not underwriters may over-allot or effect transactions that stabilize, maintain or otherwise affect the market price of the Class A common stock at levels above those that might otherwise prevail in the open market, including, for example, by entering stabilizing bids, effecting syndicate covering transactions or imposing penalty bids. Underwriters are not required to engage in any of these activities, or to continue such activities if commenced.

Dealers and Agents

        If dealers are utilized in the sale of shares of Class A common stock, the selling stockholders will sell such shares of Class A common stock to the dealers as principals. The dealers may then resell such shares of Class A common stock to the public at varying prices to be determined by such dealers at the time of resale. The names of the dealers and the terms of the transaction will be set forth in the prospectus supplement.

        The selling stockholders may also sell shares of Class A common stock through agents designated by them from time to time. We will name any agent involved in the offer or sale of these securities and will list commissions payable by the selling stockholders to these agents in the prospectus supplement. These agents will be acting on a best efforts basis to solicit purchases for the period of its appointment, unless we state otherwise in the prospectus supplement. Any such dealer or agent may be deemed an underwriter as that term is defined in the Securities Act of 1933, as amended.

Direct Sales

        The selling stockholders may sell any of the shares of Class A common stock directly to purchasers. In this case, the selling stockholders will not engage underwriters or agents in the offer and sale of these securities.

Indemnification

        We and the selling stockholders may indemnify underwriters, dealers or agents who participate in the distribution of securities against certain liabilities, including liabilities under the Securities Act of 1933 and agree to contribute to payments which these underwriters, dealers or agents may be required to make.

LEGAL MATTERS

        The validity of the shares of Class A common stock offered hereby will be passed upon for us by Simpson Thacher & Bartlett LLP, New York, New York. Certain partners of Simpson Thacher & Bartlett LLP, members of their families, related persons and others have an indirect interest, through limited partnerships, who are investors in KKR 1996 Fund L.P., in less than 1% of the Class A common stock. In addition, Simpson Thacher & Bartlett LLP has in the past provided, and may continue to provide, legal services to KKR and its affiliates, including KKR 1996 Fund L.P.

EXPERTS

        The financial statements and related financial statement schedule incorporated by reference in this prospectus from the Company's Annual Report on Form 10-K/A for the year ended December 31, 2002 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports which are incorporated herein by reference (which reports express an unqualified opinion and include an explanatory paragraph referring to the adoption of Statement of Financial Accounting Standards No. 142), and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

Available Information

        We file reports, proxy statements and other information with the SEC. You may read and obtain copies of this information by mail from the Public Reference Room of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Further information on the operation of the SEC's Public Reference Room in Washington, D.C. can be obtained by calling the SEC at 1-800-SEC-0330.

        Our Internet website is www.amphenol.com. On the Investor Info page of that website, we provide access to all of our SEC filings free of charge, as soon as reasonably practicable after filing with the SEC. Additionally, our SEC filings are available at the SEC's website (www.sec.gov).

        Our Class A common stock is listed on the New York Stock Exchange (symbol: APH), and reports, proxy statements and other information concerning us can also be inspected at the offices of the New York Stock Exchange at 20 Broad Street, New York, New York 10005. In addition, reports, proxy statements and other information concerning our company can be inspected at our offices at 358 Hall Avenue, Wallingford, Connecticut 06492. Our Internet website at www.amphenol.com contains information concerning us. The information at our Internet website is not incorporated in this prospectus by reference, and you should not consider it a part of this prospectus.

Incorporation by Reference

        We will "incorporate by reference" information into this prospectus by disclosing important information to you by referring you to another document that is filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede that information. This prospectus incorporates by reference the documents set forth below that have been previously filed with the SEC. These documents contain important information about us.

SEC Filings	Period/Date
Annual Report on Form 10-K	Year ended December 31, 2002 (Amended by Annual Report on Form 10-K/A filed August 5, 2003)
Quarterly Reports on Form 10-Q	Quarter ended March 31, 2003 (Amended by Quarterly Report on Form 10-Q/A filed August 5, 2003) and quarter ended June 30, 2003
Current Reports on Form 8-K	May 12 and June 13, 2003

        We are also incorporating by reference additional documents that we file with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, between the date of this prospectus and the termination of the offering of the Class A common stock.

        We will provide without charge to each person, including any beneficial owner, to whom a copy of this prospectus has been delivered, a copy of any and all of these filings. You may request a copy of these filings by writing or telephoning us at:

Amphenol Corporation 358 Hall Avenue Wallingford, Connecticut 06492 (203) 265-8900

        No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus supplement. You must not rely on any unauthorized information or representations. This prospectus supplement is an offer to sell only the shares offered hereby, but only under the circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus supplement is current only as of its date.

8,700,000

Shares of Class A Common Stock

Amphenol Corporation

Citigroup
Merrill Lynch & Co.
Morgan Stanley

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ABOUT THIS PROSPECTUS SUPPLEMENT
PROSPECTUS SUPPLEMENT SUMMARY
OUR COMPANY
THE OFFERING
SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA
OTHER
RISK FACTORS
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
PRICE RANGE OF CLASS A COMMON STOCK AND DIVIDEND POLICY
CAPITALIZATION
SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OTHER DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
SELLING STOCKHOLDERS
SHARES ELIGIBLE FOR FUTURE SALE
UNDERWRITING
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS OF AMPHENOL CORPORATION
CONSOLIDATED STATEMENT OF INCOME (dollars in thousands, except per share data)
CONSOLIDATED BALANCE SHEET (dollars in thousands, except per share data)
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY (dollars in thousands, except per share data)
CONSOLIDATED STATEMENT OF CASH FLOW (dollars in thousands, except per share data)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (dollars in thousands, except per share data)
CONDENSED CONSOLIDATED BALANCE SHEET (Unaudited) (dollars in thousands)
CONDENSED CONSOLIDATED STATEMENT OF INCOME (Unaudited) (dollars in thousands, except per share data)
CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY for the six months ended June 30, 2003 (Unaudited) (dollars in thousands)
CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY for the six months ended June 30, 2002 (Unaudited) (dollars in thousands)
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOW (Unaudited) (dollars in thousands)
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (dollars in thousands, except per share data)
TABLE OF CONTENTS
ABOUT THIS PROSPECTUS
THE COMPANY
USE OF PROCEEDS
SELLING STOCKHOLDERS
DESCRIPTION OF CAPITAL STOCK
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION